SECOND AMENDED AND RESTATED SILVER PURCHASE AGREEMENT

This Agreement originally dated as of the 15th day of October, 2004, restated as of the 30th day of March, 2006, and amended and restated as of this 6th day of August, 2010 (the “Reference Date”)

AMONG:

SILVER TRADING (BARBADOS) LIMITED, a corporation continued under the laws of Barbados

(“STB”)

– and –

SILVER WHEATON (CAYMANS) LTD., a company incorporated with limited liability under the laws of the Cayman Islands

(“SWC”)

– and –

PRIMERO MINING CORP., a company existing under the laws of the Province of British Columbia

(“Primero”)

– and –

SILVER WHEATON CORP., a corporation existing under the laws of the Province of Ontario

(“SLW”)

WITNESSES THAT:

WHEREAS STB (formerly called Goldcorp Trading (Barbados) Ltd. and Wheaton Trading (Barbados) Ltd.), Goldcorp Inc. (“Goldcorp”), SWC and SLW entered into a Restated Silver Purchase Agreement dated as October 15, 2004, amended and restated as of March 30, 2006 and further amended on December 4, 2006, January 31, 2007 and August 5, 2010 (the “2006 SPA”) pursuant to which STB had agreed to sell to SWC, and SWC had agreed to purchase from STB, an amount of Refined Silver equal to 100% of the silver mined and produced from the San Dimas, Los Filos and San Martin mining projects situated in Mexico;

AND WHEREAS as partial consideration for the Refined Silver sold and delivered by STB to SWC pursuant to the 2006 SPA, on October 15, 2004 SWC paid STB the aggregate amount of CDN$46,000,000 and delivered to STB 540,000,000 common shares in the capital of SLW;

AND WHEREAS Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”), an Affiliate of Goldcorp, has sold all of its right, title and interest in and to all of the assets, property and undertaking that comprise the San Dimas mining project to Newco, pursuant to one or more Asset Purchase Agreements dated July 29, 2010 (collectively the “San Dimas APAs”);

AND WHEREAS DMSL has assigned to Newco, and Newco has assumed, all of the rights, obligations and liabilities of DMSL under the Restated Silver Purchase Agreement dated as of October 15, 2004 and amended and restated as of March 30, 2006 among DMSL (as successor to Luismin S.A. de C.V. by assignment), STB and Goldcorp as they relate to the San Dimas mining project;

AND WHEREAS STB has assigned to Goldcorp Argent Limited (“GAL”), a company incorporated under the laws of the Barbados, and GAL has assumed, all of the rights, obligations and liabilities of STB under the 2006 SPA as they relate to the Los Filos and San Martin mining projects, pursuant to an Assignment and Assumption Agreement (the “Los Filos Assignment”) dated as of the Reference Date;

AND WHEREAS an Affiliate of Goldcorp has sold, transferred and assigned to Primero, and Primero has purchased and acquired, all of the issued and outstanding shares in the capital of STB;

AND WHEREAS Goldcorp has assigned to Primero, and Primero has assumed, all of the obligations and liabilities of Goldcorp under this Agreement as they relate to the San Dimas mining project, pursuant to an Assignment and Assumption Agreement and Release dated as of the Reference Date;

AND WHEREAS DMSL, GAL and Goldcorp are parties to a Second Amended and Restated Silver Purchase Agreement dated October 15, 2004 and last amended and restated on the Reference Date to reflect the Los Filos Assignment and to replace the obligations with respect to the San Martin mining project with obligations with respect to the Bermejal deposit (the “Los Filos SPA”);

AND WHEREAS the Parties wish to amend and restate the 2006 SPA to reflect: (i) that STB has agreed to sell and deliver to SWC, and SWC has agreed to purchase from STB, an amount of Refined Silver equal to the Payable Silver; (ii) that the term of the 2006 SPA has been amended; (iii) that Primero has agreed to guarantee the payment and performance of all of the covenants and obligations of STB under this Agreement; (iv) the Los Filos Assignment; and (v) such other amendments as have been agreed to by the Parties; in each case in accordance with the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties mutually agree as follows:

1.    Definitions

In this Agreement, including the recitals:

“2006 SPA” has the meaning set out in the recitals of this Agreement

“Additional Term” has the meaning set out in Section 9(b) of this Agreement.

“Affiliate” means, in relation to any person, any other person controlling, controlled by or under common control with such first mentioned person.

“Agreement” means this Agreement and all attached schedules, in case as the same may be supplemented, amended, restated or superseded from time to time in accordance with the terms hereof.

“Arbitration Rules” means the Domestic Commercial Arbitration Rules of Procedure, as amended June 1, 1998, of the British Columbia International Commercial Arbitration Centre, as may be amended from time to time.

“Assignment, Subordination and Postponement of Claims” has the meaning set out in Section  6(b)(v) of this Agreement.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of British Columbia, Barbados or the Cayman Islands.

“Cash Amount” has the meaning set out in Section 4(a)(i) of this Agreement.

“Change of Control” of a person means the consummation of any transaction, including any consolidation, amalgamation or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction (a) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such person, measured by voting power rather than number of shares; or (B) acquires control of such person.

“Collateral” means the STB Collateral, the Guarantor Collateral, the Minority Shareholder Collateral, the Newco Collateral and the Future Owner Collateral.

“Consolidated Indebtedness” means, at any time, the Financial Indebtedness of Primero and its Subsidiaries at such time, plus the Proposed Indebtedness, minus any Financial Indebtedness committed to be repaid or satisfied with the proceeds of, or in conjunction with the incurrence of the Proposed Indebtedness.

“Consolidated Shareholders’ Equity” means, as of the date of any determination thereof, the consolidated shareholders’ equity of Primero and its Subsidiaries as at the end of the most recent fiscal quarter of Primero, determined in accordance with GAAP.

“Contract Year” means each consecutive twelve-month period during the Term commencing on August 6 and ending on the earlier of: (i) August 5 of the next year; and (ii) the date this Agreement is terminated.

“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and “controls”, “controlling”, “controlled by” and “under common control with” have corresponding meanings.

“Convertible Note” means the convertible promissory note issued by Primero to DMSL on the date hereof in the principal amount of $60,000,000.

“Cure Period” means a period of 30 days following delivery by SWC to STB and/or Primero, as the case may be, of written notice of a breach or default described in Sections 21(a)(iii), 21(a)(iv) or 21(a)(v), or such longer period of time as SWC may determine in its sole discretion.

“Debt Service Coverage Ratio” means at the date of any proposed incurrence of Financial Indebtedness the ratio of:

(i)	Rolling EBITDA for the then most recently completed fiscal quarter, to

(ii)	the aggregate of:

a.
the scheduled payments of principal required to be made by Primero or its Subsidiaries with respect to Consolidated Indebtedness of Primero over the first twelve months from the date of incurrence of the Proposed Indebtedness; provided that if such scheduled payments of principal with respect to the Proposed Indebtedness over such twelve month period are less than the principal amount of the Proposed Indebtedness divided by the term (in years) of the Proposed Indebtedness, then the scheduled payments of principal with respect to the Proposed Indebtedness over such first twelve months shall be deemed to be the principal amount of the Proposed Indebtedness divided by the term (in years) of the Proposed Indebtedness; and

b.
the Interest Expense on the Consolidated Indebtedness of Primero and its Subsidiaries over the first twelve months from the date of incurrence of the Proposed Indebtedness; provided that, if the terms and conditions relating to the Interest Expense on the Proposed Indebtedness for the first twelve month period are not consistent with the terms and conditions for the Interest Expense over the term of the Proposed Indebtedness, then the Interest Expense for  the Proposed Indebtedness shall be deemed to be the Interest Expense that would have applied to the Proposed Indebtedness had it remained in place for the entire term (in years) of the Proposed Indebtedness divided by the term (in years) of the Proposed Indebtedness.

“DMSL” has the meaning set out in the recitals of this Agreement.

“EBITDA” means, for any particular fiscal quarter, Net Income for such fiscal quarter plus, to the extent deducted in determining Net Income, the aggregate of:

(i)	Interest Expenses for such fiscal quarter;

(ii)	consolidated income tax expenses of Primero for such fiscal quarter as determined in accordance with GAAP;

(iii)	stock based compensation expenses of Primero and its Subsidiaries as determined in accordance with GAAP;

(iv)	any write down in consolidated assets of Primero made in accordance with GAAP; and

(v)	consolidated depreciation and amortization expenses of Primero for such fiscal quarter.

“Encumbrance” means all mortgages, charges, assignments, hypothecs, pledges, security interests, liens, restrictions, patent or other reservation in minerals, royalty claims, and other encumbrances and adverse claims of every nature and kind.

“Excluded Collateral” means: (i) any securities and other equity interests of any person that does not own, directly or indirectly, any right, title or interest in Newco or the Newco Collateral, and (ii) any mining properties or concessions, real property, contracts and tangible personal property not used, in whole or in part, in connection with or otherwise related to the San Dimas Mine.

“Financial Indebtedness” means any indebtedness or other obligation for the payment of money, including any obligation in respect of:

(i)	any moneys borrowed;

(ii)	any bill of exchange, bond, debenture, note or similar instrument;

(iii)	any acceptance, endorsement or discounting arrangement;

(iv)	any finance lease or any rental payments under leases entered into primarily as a means of financing the acquisition of the asset leased;

(v)	any Guarantee; or

(vi)	deferred payment for any asset or service

(vii)	any indebtedness in respect of the VAT Financing;

and irrespective of whether the debt or liability:

(viii)	is present or owing in the future; or

(ix)	is owed or incurred alone or severally or jointly or both with another person; or

(x)	is a combination of any of the above;

but excluding

(xi)	any deferred payment for any asset or service that is paid in full within 90 days of its incurrence;

(xii)	any indebtedness up to a maximum of $50,000,000 owed by Primero or its Affiliates to Goldcorp or its Affiliates in existence as of the Reference Date;

(xiii)	any indebtedness (whether contingent or otherwise) in respect of the payment under Section 3(b) of this Agreement or otherwise in respect of the Minimum Silver Amount; and

(xiv)
any indebtedness (whether contingent or otherwise) in respect of employee benefits, pension benefits or entitlements, employee termination or severance payments or similar obligations until the indebtedness or obligation in respect thereof becomes due and payable.

“Fixed Price” means $4.04 per ounce, subject to increase on each anniversary of the Reference Date by one percent annually (compounded).

“Future Owner” has the meaning set out in Section 6(e) of this Agreement.

“Future Owner Collateral” has the meaning set out in Section 6(e) of this Agreement.

“Future Owner Security Agreements” has the meaning set out in Section 6(e) of this Agreement.

“GAL” has the meaning set out in the recitals of this Agreement.

“GAAP” means, in relation to any person at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or its successor, applied on a basis consistent with the most recent audited financial statements of such person and, if applicable, its consolidated Affiliates (except for changes disclosed in the notes to such financial statements), including, upon adoption by any such person, International Financial Reporting Standards, issued by the International Accounting Standards Committee, and as adopted by the Canadian Institute of Chartered Accountants, as amended from time to time.

“Goldcorp” has the meaning set out in the recitals of this Agreement.

“Goldcorp Debt” means the indebtedness of Primero referred to in paragraphs (xiii) of (and being an exclusion from) the definition of Financial Indebtedness and, to the extent Goldcorp or any of its Affiliates provides the VAT Financing to Primero or any of its Affiliates, any indebtedness in respect of the VAT Financing.

“Guarantee” means a guarantee, suretyship or letter of credit

(i)
to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other securities, the purchase of assets or services, or otherwise) for the payment or discharge of the obligations or liabilities of,

(ii)	to indemnify a person against the consequences of default in the payment of, or

(iii)	to be responsible for any Financial Indebtedness or other debt or monetary liability of,

another person or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of another person.

“Guarantor Collateral” has the meaning set out in Section 6(b)(i) of this Agreement.

“Guarantor Security Agreements” has the meaning set out in Section 6(b)(i) of this Agreement.

“Initial Term” has the meaning set out in Section 9(a) of this Agreement.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)
proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)
a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)
it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(iv)	a resolution is passed for the winding-up or liquidation of it.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with GAAP, be classified on the consolidated income statement of Primero for such period as gross interest expenses (including, for greater certainty, issuance fees with respect to letters of credit and stamping fees with respect to bankers’ acceptances); provided that, if any indebtedness has a rate of interest which cannot be determined for the whole of the particular period, then the interest expense on such indebtedness will be calculated as if the interest rate for such indebtedness during such period will be the rate of interest in effect on the date of the calculation date and will be the applicable rate on such indebtedness for the entire period.

“Lender Event” means any one or more of the following events or circumstances:

(i)
a demand is made, or other enforcement step taken, by a person for the payment in full of any Financial Indebtedness in the aggregate that is greater than $5,000,000 owing to such person or the acceleration by a person of the time for payment of any such Financial Indebtedness to a time prior to its stated maturity, and such demand shall not have been paid prior to the earlier of the expiry of any applicable grace period or 10 Business Days following such demand, or where no applicable grace period exists, 10 Business Days following such demand;

(ii)	any action is taken to enforce any Encumbrance securing any Financial Indebtedness or any rights and remedies of a person in connection with such Encumbrance; and

(iii)
any action is taken by a person to enforce any Encumbrance in, over or against any of the Collateral or any of the assets used in connection with the San Dimas mine which if successful would result in a material disruption to the operations of the San Dimas mine or adversely affect in any material respect any Collateral, any  Security Agreement or SWC’s interest in this Agreement;

provided that, for purposes of this definition, Financial Indebtedness shall specifically include rather than exclude item (xii) of the definition of Financial Indebtedness.

“Leverage Ratio” means, for any fiscal quarter, the ratio of (i) Net Indebtedness at the last day of such fiscal quarter, to (ii) Rolling EBITDA for such fiscal quarter.

“Los Filos Assignment” has the meaning set out in the recitals of this Agreement

“Los Filos SPA” has the meaning set out in the recitals of this Agreement.

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all legal and other professional fees and disbursements, interest, penalties, judgement and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), including any taxes payable in respect thereof.

“Market Price” means the per ounce closing price of silver in U.S. Dollars quoted by the London Bullion Market Association on the trading date immediately prior to the date of delivery of silver to, or credit of silver to the account of, SWC; provided that, if, for any reason, the London Bullion Market Association is no longer in operation or the price of silver is not confirmed, acknowledged or quoted by the London Bullion Market Association, the Market Price shall be determined by reference to the per ounce price of silver on another commercial exchange mutually acceptable to STB and SWC.

“Mineral Offtake Agreement” means any agreement entered into by Newco or any of its Affiliates with an Offtaker that includes: (i) the sale of Produced Silver to an Offtaker; or (ii) the smelting, refining or other beneficiation of Produced Silver by an Offtaker for the benefit of an Newco or any of its Affiliates, as the same may be supplemented, amended, restated or superseded from time to time.

“Mineral Processing Facility” means any mineral processing facility owned by any Primero Entity or any of their respective Affiliates at which Minerals are processed.

“Minerals” means any and all marketable metal bearing material (including Produced Silver) in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates or doré bars.

“Minimum Silver Amount” has the meaning set out in Section 3(b) of this Agreement.

“Mining Properties” means the mining rights or concessions listed in Schedule “A” attached hereto, whether created privately or through the actions of any governmental authority having jurisdiction, and includes any extension, renewal, replacement, conversion or substitution of any such right or concession or resulting right or concession, including any of the foregoing to which a Primero Entity acquires an interest in or to, after the Reference Date in connection with or in respect of the San Dimas mines.

“Minority Shareholder Collateral” has the meaning set out in Section 6(b)(ii) of this Agreement.

“Minority Shareholder Security Agreements” has the meaning set out in Section 6(b)(ii) of this Agreement.

“MNE Obligations” has the meaning set out in Section 19(a) of this Agreement.

“Monthly Report” means a written report, in relation to any calendar month, detailing:

(i)	all ore tonnages and head grades of Minerals contained in the ore mined from the Mining Properties during such month;

(ii)	with respect to the Mineral Processing Facility, doré, the number of ounces of precious metals produced during such month and the resulting recoveries for each corresponding metal;

(iii)
the total number of ounces of silver contained in each delivery of Minerals to an Offtaker during such calendar month for which Newco or any of its Affiliates was paid (provisional or final), prior to any charges, penalties or deductions (including any deductions on account of the payment being made on a provisional basis) that may be charged or levied by an Offtaker;

(iv)	the amount of Refined Silver delivered to SWC for that calendar month;

(v)	a reconciliation between items (iii) and (iv), including details regarding payable rates and provisional percentages; and

(vi)	a copy of any summary statements received from any Offtaker during such calendar month.

“Net Income” means, for any particular period, the amount that would, in accordance with GAAP, be classified on the consolidated income statement of Primero for such period as the net income of Primero, excluding any extraordinary items.

“Net Indebtedness” means, at any particular time, the Consolidated Indebtedness of Primero as at such time, less cash and cash equivalents (determined in accordance with GAAP) as at such time, plus the Proposed Indebtedness and less any Consolidated Indebtedness as at such time that was or will be immediately repaid with proceeds from the Proposed Indebtedness.

“Newco” means Primero Empresa Minera, S.A. de C.V., and includes any of its successors and permitted assigns.

“Newco Collateral” has the meaning set out in Section 6(b)(iv) of this Agreement.

“Newco Guarantee” has the meaning set out in Section 6(b)(ii) of this Agreement.

“Newco Security Agreements” has the meaning set out in Section 6(b)(iv) of this Agreement.

“Newco SPA” means the silver purchase agreement dated as of the Reference Date among MLA, STB and Newco.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy.

“Offtaker” means any person other than STB or its Affiliates that purchases Minerals from Newco or any of its Affiliates or that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of Newco or any of its Affiliates.

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise.

“Parties” means STB, SWC, Primero, and SLW and “Party” means any one of them.

“Payable Silver” means the number of ounces of Produced Silver contained in any delivery of Minerals to an Offtaker, less the number of ounces of silver deducted on account of the processing of such silver into Refined Silver, excluding any Offtaker Charges, for which number of ounces any Primero Entity (or their predecessors) or any of their Affiliates receives a Silver Payment.

“Permitted Encumbrances” means any Encumbrance constituted by the following:

(i)	the conditions on which the Mining Properties are issued and any conditions imposed on Newco, the Mining Properties or the San Dimas Mining Lots;

(ii)	Encumbrances arising by operation of law in the ordinary course of business and securing obligations not more than 90 days old;

(iii)	banker’s liens arising by operation of law or practice over money deposited with a banker in the ordinary course of its ordinary business;

(iv)	Encumbrances constituted by capital leases or purchase money mortgages over goods required in the ordinary course of business provided that there is no default in the obligation to pay for the goods when due and payable or a default in any other payment secured by such Encumbrances;

(v)
Encumbrances for taxes, assessments, levies, imports, rates, duties, compulsory losses or withholdings which are imposed by a government authority having jurisdiction, and any related amount, and are not overdue or which are being contested if adequate reserves are maintained with respect thereto;

(vi)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar liens arising in the ordinary course of business which related to obligations not overdue;

(vii)
easements, rights of way, restrictions and other similar Encumbrances, including servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric, light and power and telephone or telegraph conduits, poles, wires and cables, incurred in the ordinary course of business which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary course of the business of the owner of such property;

(viii)	zoning and building by-laws and municipal by-laws and regulations so long as the same are complied with;

(ix)	statutory liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation;

(x)
any existing royalties payable to the Mexican Geological Service out of the acquisition of mining concessions and payable to third parties as part of the obligations to comply with at the acquisition of mining concessions;

(xi)
minor imperfections in title on the San Dimas Mining Lots that do not materially detract from the value of the San Dimas Mining Lots subject thereto and do not materially impair Newco’s or an Affiliate’s ability to carry on its business or SWC’s rights and remedies under this Agreement;

(xii)
any existing rights reserved to or vested in any person by the terms of any lease, licence, franchise, grant or permit held by Newco or an Affiliate or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof; and

(xiii)
any Encumbrance over any refund or credit of value added taxes or other taxes paid to the Government of Mexico resulting from the transactions contemplated by the San Dimas APAs in favour of the VAT Lenders or Goldcorp or its Affiliates as security for the indebtedness referred to in paragraph (vii) of the definition of Financial Indebtedness.

“person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, government or any other type of organization, whether or not a legal entity.

“Prime” means at any particular time, the reference rate of interest, expressed as a rate per annum, that The Bank of Nova Scotia establishes as its prime rate of interest in order to determine interest rates that it will charge for demand loans in United States dollars to its most credit worthy customers; provided that if The Bank of Nova Scotia no longer establishes such rate, the Parties will act reasonably in agreeing to a substituted rate.

“Primero Entity” means Primero, STB, Newco and any Future Owner, and their respective successors and permitted assigns.

“Primero ROFR Interest” means the sale of any refined minerals or metals refined from, or measured or quantified based on, any minerals or metals in whatever form or state that is mined, produced extracted or otherwise recovered from any ROFR Properties, pursuant to: (i) an agreement which provides for a transaction structure that is similar in nature to this Agreement; or (ii) an agreement which does not provide for a transaction structure that is similar in nature to this Agreement, but has an economic impact that is similar to this Agreement (which includes a royalty interest payable on any minerals or metals in whatever form or state that is mined, produced extracted or otherwise recovered from any ROFR Properties).

“Produced Silver” means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from the Mining Properties, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of Minerals, including concentrates and doré bars.

“Project Financing” means any credit facility, line of credit or other senior debt financing arrangement in favour of any Primero Entity or any of its Affiliates provided by Project Lenders for the purpose of financing all or a portion of the cost of operating and/or expanding the San Dimas Mine, including any refinancing thereof, and that contain customary and commercially reasonable terms and conditions satisfactory to SWC, acting reasonably, to finance the operation and/or expansion of mining projects similar in nature to the San Dimas Mine, but for greater certainty does not include any indebtedness in respect of the VAT Financing.

“Project Lenders” means any reputable and recognized banking or financial institution, Offtaker or export credit agency that provides any Project Financing, excluding Primero or any of its Affiliates.

“Proposed Indebtedness” has the meaning set out in Section 14 of this Agreement.

“Quarterly Report” means a written report, in relation to any calendar quarter, detailing the following financial information with respect to Primero:

(i)	balance sheet;

(ii)	income statement;

(iii)	statement of cash flow;

(iv)	a calculation of co-product cost per ounce of gold and silver for the calendar quarter; and

(v)	the cost per tonne of ore produced from the Mining Properties for the calendar quarter.

“Reference Date” has the meaning set out on the first page of this Agreement.

“Refined Silver” means marketable metal bearing material in the form of silver that is refined to standards meeting or exceeding commercial standards for the sale of refined silver.

“Relevant Jurisdictions” has the meaning set out in Section 6(c)(iii) of this Agreement.

“ROFR Offer” has the meaning set out in Section 13(a) of this Agreement.

“ROFR Properties” means any properties or concessions directly or indirectly owned or leased by any Primero Entity or any of their respective Affiliates, or in which any of them has a right, title or interest or from which any of them has the right to receive all or any portion of the production of minerals or metals therefrom, including properties or concessions owned or leased currently or in the future by any of them or in which any of them currently has, or in the future obtains, a right, title or interest.

“Rolling EBITDA” means for each fiscal quarter, the aggregate of (without duplication) EBITDA for such fiscal quarter and for the three immediately preceding fiscal quarters.

“San Dimas APAs” has the meaning set out in the recitals of this Agreement.

“San Dimas Mining Lots” means any and all real property owned by Newco or any other Affiliate of Primero or in which they have an ownership right, title or interest that is used in connection with or pertains to the San Dimas mining project in the States of Durango and Sinaloa, México, as more fully described in Schedule “B” attached hereto.

“Security Agreements” means the STB Security Agreements, the Guarantor Security Agreements, the Minority Shareholder Security Agreements, the Newco Guarantee, the Newco Security Agreements, the Assignment, Subordination and Postponement of Claims and the Future Owner Security Agreements.

“Silver Payment” means (i) with respect to Minerals purchased by an Offtaker from a Primero Entity or any of their Affiliates, the receipt by any Primero Entity or any of their Affiliates of payment or other consideration from the Offtaker in respect of any Produced Silver; and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker for or on behalf of a Primero Entity or any of their Affiliates, the receipt by a Primero Entity or any of their Affiliates of Refined Silver in accordance with the applicable Mineral Offtake Agreement.

“Silver Wheaton Security” means the charges and security interests granted in favour of SWC pursuant to the Security Agreements.

“SLW Equity Financing” means the sale and issuance of 175 million subscription receipts of SLW at a price of CDN$0.40 per subscription receipt, for gross proceeds of CDN$70 million completed on August 5, 2004.

“SLW Shares” has the meaning set out in Section 4(a)(ii) of this Agreement.

“STB Collateral” has the meaning set out in Section 6(a) of this Agreement.

“STB Security Agreements” has the meaning set out in Section 6(a) of this Agreement.

“Subsidiary” has the meaning set out in Section 2(j) of this Agreement.

“SWC Account” has the meaning set out in Section 7(b) of this Agreement.

“SWC Obligations” has the meaning set out in Section 20(a) of this Agreement.

“Term” means the Initial Term and any Additional Term.

“Termination Notice” has the meaning set out in Section 9(b) of this Agreement.

“Third Party Agreement” has the meaning set out in Section 13(c) of this Agreement.

“Third Party Offer” has the meaning set out in Section 13(a) of this Agreement.

“Threshold Number” means 3,500,000 for any Contract Year until the fourth anniversary of the Reference Date; and 6,000,000 for any Contract Year thereafter.

“Time of Delivery” has the meaning set out in Section 7(b) of this Agreement.

“Total Capitalization” means, at any time, the aggregate of Consolidated Shareholders’ Equity and Consolidated Indebtedness at such time.

“VAT Financing” means any credit facility, line of credit or other senior debt financing arrangement in favour of any Primero Entity or any of its Affiliates provided by VAT Lenders to Primero or its Affiliates for the purpose of financing all or a portion of any indebtedness up to an aggregate maximum of $80,000,000 owed by Primero or its Affiliates with respect to the payment of value added taxes or other taxes payable to the Government of Mexico as a result of the transactions contemplated by the San Dimas APAs, and any indebtedness owed by Primero or its Affiliates to Goldcorp or its Affiliates in respect thereof, which financing shall not be re-drawn upon once all or any portion of it has been repaid.

“VAT Lenders” means any reputable and recognized banking or financial institution that provides any VAT Financing.

“Vendor” has the meaning set out in Section 13(a) of this Agreement.

2.    Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)
The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to a “Section” or “Schedule” followed by a number or letter refer to the specified Section of or Schedule to this Agreement.

(c)	Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(f)
A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(g)
In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver time) on the next Business Day.

(h)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(i)	The following schedules are attached to and form part of this Agreement:

Schedule A	-	Mining Properties

Schedule B	-	San Dimas Mining Lots

Schedule C	-	Dispute Resolution Rules

(j)	For the purposes of this Agreement, a person is a Subsidiary of another person if:

(i)	it is controlled by:

(1)	that other person;

(2)	that other person and one or more persons controlled by that other person; or

(3)	two or more persons controlled by that other person; or

(ii)	it is a Subsidiary of a Subsidiary of that other person.

3.    Purchase and Sale of Refined Silver

(a)
Subject to the terms of this Agreement, STB hereby agrees to sell and deliver to SWC, and SWC hereby agrees to purchase from STB, an amount of Refined Silver determined as follows, free and clear of all Encumbrances:

(i)
with respect to any Produced Silver mined, produced, extracted or otherwise recovered from the Mining Properties prior to the Reference Date, an amount of Refined Silver Equal to the number of ounces of all Payable Silver; and

(ii)	with respect to any Produced Silver mined, produced, extracted or otherwise recovered from the Mining Properties from and after the Reference Date, in each Contract Year:

(1)
an amount of Refined Silver equal to the number of ounces of all Payable Silver until the Threshold Number of ounces of Refined Silver for such Contract Year has been sold and delivered to SWC pursuant to this Agreement during the Contract Year, and

(2)	thereafter, an amount of Refined Silver equal to 50% of any additional ounces of Payable Silver in excess of the Threshold Number of ounces of Refined Silver for such Contract Year.

(b)
Notwithstanding the foregoing, STB hereby agrees to sell and deliver to SWC an amount of Refined Silver equal to a minimum of 215 million ounces of Payable Silver (the “Minimum Silver Amount”) on or before October 15, 2031.  If, as of October 15, 2031, an amount of Refined Silver equal to the Minimum Silver Amount has not been sold and delivered to SWC, then STB shall pay to SWC within 90 days after October 15, 2031 an amount equal to:

(i)
the Minimum Silver Amount, less the number of ounces of Refined Silver actually sold and delivered to SWC on or before October 15, 2031 (including for greater certainty any ounces sold and delivered to SWC prior to the Reference Date under the 2006 SPA);

(ii)	multiplied by $0.50.

Notwithstanding the foregoing, STB shall not be required to make any payment to SWC under this Section 3(b) if SWC terminates this Agreement under Section 21(b).  The Parties acknowledge and agree that, as of April 30, 2010, 37,249,900 ounces of Refined Silver have been sold and delivered to SWC.

(c)
SWC hereby acknowledges and agrees that it has no contractual rights relating to the mining operations of Newco or the Mining Properties or, except for the Silver Wheaton Security, any right, title or interest in and to the Mining Properties.  Except as expressly provided in this Agreement, SWC is not entitled to any form or type of compensation or payment from STB if Newco does not meet its forecasted silver production targets in a specified period or if Newco discontinues or ceases its silver mining operations in Mexico.

(d)
STB shall not sell to SWC at any time during the Term any Refined Silver that has been directly or indirectly purchased on a commodities exchange.  STB shall not be obligated, and it is not the intention of STB, to sell and deliver to SWC Refined Silver resulting from silver mined, produced, extracted or otherwise recovered from the Mining Properties.  STB’s obligation to sell and deliver Refined Silver under this Agreement shall be solely to sell and deliver Refined Silver, in a manner consistent with the terms of this Agreement, in an amount equal to the amount determined in accordance with this Agreement.

4.    Deposit

(a)
In partial consideration of the Refined Silver to be delivered by STB to SWC pursuant to this Agreement and the Los Filos SPA, SWC has made the following payments or deliveries to STB on the following terms:

(i)	the payment of a cash amount from the proceeds raised through the SLW Equity Financing in the aggregate amount of CDN$46,000,000 (the “Cash Amount”); and

(ii)	the delivery to STB of 540,000,000 common shares in the capital of SLW (the “SLW Shares”).

(b)
The Cash Amount was paid, and the SLW Shares were delivered, to STB concurrently with the initial execution and delivery of this Agreement in October 2004.  The Cash Amount was paid to STB by certified cheque or by wire transfer in immediately available funds to a bank account or accounts designated by STB in writing.

(c)
The SLW Shares were issued as fully paid, non-assessable shares in the capital of SLW, and were freely tradeable shares, subject to the hold periods required by applicable liens, securities laws or stock exchange rules.  The SLW Shares were listed and posted for trading on the Toronto Stock Exchange or Tier 1 of the TSX Venture Exchange.

(d)
The Parties acknowledge that, in order to induce STB and Goldcorp to enter into an Amending Agreement made as of March 30, 2006 among STB (formerly Wheaton Trading (Caymans) Ltd.), SWC, Goldcorp and SLW, SWC agreed to: (i) deliver to STB 18,000,000 common shares in the capital of SLW issued in the name of STB; and (ii) grant and deliver to STB a non-interest bearing promissory note in the principal amount of US$20,000,000 with a maturity date of one year from the date of the Amending Agreement.

(e)	The shares referred to in Section 4(d) were issued to STB and have since been disposed of by STB and the promissory note referred to in Section 4(d) has been satisfied in full.

5.    Reporting

(a)	During the Term, STB shall deliver to SWC a Monthly Report on or before the fifth Business Day after the last day of each calendar month.

(b)
Until the fifth anniversary of the Reference Date (or such lesser time period as SWC may, in its sole discretion, need to be reasonably comfortable with the financial strength and assurance of Primero), STB shall deliver to SWC a Quarterly Report on or before the 45th calendar day after the last day of each calendar quarter.  Notwithstanding the foregoing, during the Term, STB shall deliver to SWC, on or before the 15th calendar day after the last day of each calendar quarter, a forecast of the expected Payable Silver for the following calendar quarter and balance of the calendar year.

(c)
During the Term, promptly after the life of mine plan for the San Dimas Mine is presented to the board of directors of Primero, Newco or, if applicable, the board of directors of such entity’s parent company, and in any event at least once every 12 months, and promptly whenever an update to any such life of mine plan is adopted by management of Primero or any of its Affiliates, STB shall provide to SWC:

(i)	a copy of the life of mine plan, which, for greater certainty shall include development and production schedules for both mined and processed material;

(ii)	a copy of the annual budget forecast for the San Dimas Mine, including:

(1)	types, tonnages and metal grades of ore to be mined;

(2)	with respect to the Mineral Processing Facility, the types and tonnages of product to be produced, including the expected respective metal recoveries and grades of Minerals (including silver); and

(3)	the produced amounts of silver expected on a month by month basis for the annual budget forecast and on a year by year basis for the life of mine plan;

(iii)
to the extent not already referenced in the life of mine plan referred to in paragraph (i) above, a list of assumptions used for short term and long term planning purposes in developing the forecast referred to in Section 5(c)(ii), including mine recovery, external dilution, exchange rates and all metal prices;

(iv)	a statement setting out the actual tonnages and silver grade of ore stockpiled as of the start of the period (annual only) covered by the life of mine plan for the San Dimas Mine; and

(v)
a statement setting out the gold and silver Reserves and Resources (as such terms are defined in NI 43-101), if any, for the San Dimas Mine and the assumptions used, including cut-off grade calculations with corresponding onsite and offsite operating cash costs, metal prices and metal recoveries.

6.    Security

(a)
As security for the payment and performance, when due, of all MNE Obligations, STB shall grant first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired personal property of STB other than Excluded Collateral (collectively, the “STB Collateral”) pursuant to one or more agreements (collectively, the “STB Security Agreements”) with SWC, in form and substance satisfactory to SWC, acting reasonably.

(b)	Primero shall:

(i)
grant, as security for its obligations under this Agreement, including under Section 19, to and in favour of SWC, first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired personal property of Primero other than Excluded Collateral (the “Guarantor Collateral”, including all securities and other equity interests held by Primero in Newco, STB or any Future Owner), pursuant to one or more agreements (collectively, the “Guarantor Security Agreements”, which for greater certainty shall include a stock pledge agreement with respect to Primero’s present and after-acquired equity interest in Newco, STB and any Future Owner), in form and substance satisfactory to SWC, acting reasonably;

(ii)
cause each other person holding any equity interest in Newco, to grant, as security for all MNE Obligations, to and in favour of SWC, first ranking charges and security interests, subject only to Permitted Encumbrances, in to and over all present and after-acquired personal property of each such person other than Excluded Collateral (the “Minority Shareholder Collateral”, including all securities and other equity interests held by each such person in Newco), pursuant to one or more agreements (collectively, the “Minority Shareholder Security Agreements”, which for greater certainty shall include a stock pledge agreement with respect to each such person’s present and after-acquired equity interest in Newco), in form and substance satisfactory to SWC, acting reasonably;

(iii)
cause Newco to execute and deliver a guarantee in favour of SWC (the “Newco Guarantee”), in form and substance satisfactory to SWC, acting reasonably, acknowledging the material benefits to Newco arising directly or indirectly pursuant to this Agreement, and guaranteeing the payment and performance, when due, of all MNE Obligations;

(iv)
cause Newco to grant, as security for all MNE Obligations, to and in favour of SWC, first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired property of Newco other than Excluded Collateral (the “Newco Collateral”), including the Mining Properties, the San Dimas Mining Lots, the Mineral Processing Facility and all other assets or property used or acquired for use in connection with the San Dimas Mine, pursuant to one or more agreements (collectively, the “Newco Security Agreements”, which, for greater certainty, shall include, subject only to

Permitted Encumbrances, a first ranking mortgage over the Mining Properties, the San Dimas Mining Lots and the Mineral Processing Facility, and a non-possessory pledge (prenda sin transmision de posesión) over all of Newco’s present and after-acquired movable assets), in form and substance satisfactory to SWC, acting reasonably;

(v)
cause each Primero Entity or any of their Affiliates to whom any debt, liability or obligation is owed by any other Primero Entity to execute and deliver a written assignment and postponement of claims (the “Assignment, Subordination and Postponement of Claims”), in favour of and in form and substance satisfactory to SWC, acting reasonably, that subordinates and postpones the enforcement of any such claims and the realization of any security interests or charges granted to secure such claims to the Security Agreements and, from and after an Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute an Event of Default, by STB or Primero and until such Event of Default is remedied, assigns, subordinates and postpones the payment of such debts, liabilities and obligations to the payment in full of all debts, liabilities and obligations of such person to SWC;

(vi)
cause Newco to deliver evidence that a certificate of non-encumbrance has been obtained from the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, and from the Public Registry of Mines (Registro Público de Minería), confirming that there are no Encumbrances registered against the Mining Properties or the San Dimas Mining Lots, other than Permitted Encumbrances;

(vii)
cause Newco to deliver evidence that a certificate of non-encumbrance has been obtained from the Public Registry of Commerce (Registro Público de Comercio), confirming that there are no Encumbrances registered against Newco’s commercial folio, other than Permitted Encumbrances; and

(viii)
cause Newco to deliver evidence that a preventive notice (aviso preventivo or aviso pre-preventivo) has been filed with the Public Registry of Mines (Registro Público de Minería) and with the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, in respect of the registration of any Newco Security Agreement over the Mining Properties and the San Dimas Mining Lots, respectively.

(c)	Subject to Sections 6(j), (k) and (l), Primero and STB shall:

(i)
execute and deliver, and shall cause Newco to execute and deliver, the Security Agreements to which they are a party on the Reference Date concurrently with the execution and delivery of this Agreement;

(ii)	cause Newco to deliver, on the Reference Date, the documentation and information set forth under Sections 6(b)(vi), 6(b)(vii) and 6(b)(viii), of this Agreement;

(iii)
make or arrange for all such registrations, filings and recordings in all such jurisdictions (collectively, the “Relevant Jurisdictions”, which for greater certainty shall include submission for registration of any mortgage over the Mining Properties in the Public Registry of Mines (Registro Público de Minería), registration of any mortgage over San Dimas Mining Lots in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico, and the registration of any pledge without transfer of possession (prenda sin transmisión de posesión) in the Public Registry of Commerce (Registro Público de Comercio)), and shall do all such other acts and things, as may be necessary or advisable to create, perfect or preserve the Silver Wheaton Security, promptly after the execution and delivery of this Agreement and in any event, with respect to registrations, filings and recordings required in Mexico and Barbados, within 10 days of the Reference Date, and deliver evidence to SWC that all such registrations, filing and recording in all Relevant Jurisdictions have been applied for, within such period;

(iv)
within 180 days of the Reference Date, deliver evidence to SWC that all registrations, filing and recording of the Silver Wheaton Security in the Relevant Jurisdictions have been duly completed, showing the Silver Wheaton Security ranking in first place, subject to Permitted Encumbrances, which for greater certainty shall include: (1) the first official transcript (primer testimonio) of any public deed containing a mortgage over any Mining Property, with evidence of its registration in the Public Registry of Mines (Registro Público de Minería); (2) the first official transcript (primer testimonio) of any public deed containing a mortgage over any San Dimas Mining Lots, with evidence of its registration in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico; (3) the first official transcript (primer testimonio) of the public deed containing the mortgage over the Mineral Processing Facility, with evidence of its registration in the Public Registry of Property (Registro Público de la Propiedad) of the States of Durango and Sinaloa, Mexico; (4) the first official transcript (primer testimonio) of the public deed containing Newco’s pledge without transfer of possession (prenda sin transmisión de posesión), with evidence of its registration in the Public Registry of Commerce (Registro Público de Comercio); and (5) certificates of non-encumbrance issued by the applicable public registries in Mexico showing that the Silver Wheaton Security has been duly registered, and ranks in first place, subject to Permitted Encumbrances;

(v)
cause legal counsel to the Primero Entities to deliver to SWC, within 15 days after the last registration, filing or recording required to perfect and otherwise protect the Silver Wheaton Security has been completed, favourable opinions, addressed to, and in form and substance satisfactory to, SWC, acting reasonably, as to, among other things: (1) the legal status of the Primero Entities; (2) the authority of the Primero Entities to execute and deliver this Agreement and the Security Agreements to which they are a party; (3) the execution and delivery of this Agreement and the Security Agreements to which the Primero Entities are a party and the enforceability thereof against the Primero Entities; (4) the registrations, filings and recordings made in all Relevant Jurisdictions to perfect and otherwise protect the Silver Wheaton Security; and (5) the results of the usual searches that would be conducted in each of the Relevant Jurisdictions in connection with Silver Wheaton Security and confirming Newco’s title to the Mining Properties; and

(vi)
deliver, and shall cause any other person holding any equity interest in Newco to deliver, to SWC on the Reference Date any Newco stock certificates pledged in favour of SWC, duly endorsed in guaranty (endoso en garantía) in favour of SWC, and shall cause Newco to deliver to SWC evidence of the registration of the stock pledge over the present and future equity interest of Newco in its Shareholders Registry Book.

(d)
Primero and STB shall cause all such further agreements, instruments and documents to be executed and delivered and all such further acts and things to be done as SWC may from time to time reasonably require to obtain, perfect and maintain first ranking prior perfected charges and security interests in, to and over all of the Collateral.

(e)
Within five Business Days of an Affiliate of Primero acquiring, directly or indirectly, an equity or other ownership interest in a Primero Entity  (a “Future Owner”),  Primero and STB shall cause: (i) such Future Owner to execute and deliver a guarantee in favour of SWC, in form and substance satisfactory to SWC, acting reasonably, guaranteeing the payment and performance, when due, of all MNE Obligations; (ii) such Future Owner to grant, as security for its obligations under such guarantee, to and in favour of SWC, first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over all present and after-acquired personal property of such Future Owner other than Excluded Collateral (the “Future Owner Collateral”, which for greater certainty shall include all securities and other equity interests held by such Future Owner in any Primero Entity) pursuant to one or more agreements (collectively, the “Future Owner Security Agreements”), in form and substance satisfactory to SWC, acting reasonably; (iii) such Future Owner to make all such registrations, filings and recordings in all Relevant Jurisdictions, and do all such other acts and things as may be necessary or advisable, to create, perfect or preserve first ranking charges and security interests, subject only to Permitted Encumbrances, in, to and over the Future Owner Collateral within 180 days of executing and delivering the Future Owner Security Agreements; and (iv) an opinion of legal counsel to the Future Owner, in form and substance satisfactory to SWC, acting reasonably, to be delivered to SWC, as to the opinions set forth in Section 6(c)(v) as they pertain to such Future Owner, such opinion to be delivered within 15 days after the last registration, filing or recording required to perfect and otherwise protect the Silver Wheaton Security granted by the Future Owner has been completed.

(f)
Prior to any debt, liability or obligation being entered into, assumed or otherwise created by any Primero Entity in favour of any other Primero Entity or any of their Affiliates, Primero and STB shall cause such other person to execute and deliver all such documents and instruments as SWC may reasonably require to make such other Primero Entity a party to the Assignment, Subordination and Postponement of Claims.

(g)
If, after the Security Agreements have been executed and delivered to SWC, any Primero Entity wishes to grant a charge or security interest in, to or over any Collateral to any Project Lenders as security for the payment or performance of any Project Financing of up to $50,000,000 in the aggregate, then SWC agrees to enter into an inter-creditor agreement with the Project Lenders (such agreement to be negotiated in good faith) at the cost and expense of STB, to:

(i)
grant the Silver Wheaton Security in, to and upon the Mining Properties priority over all charges and security interests at any time held by or for the benefit of the Project Lenders in, to and upon the Mining Properties, up to the aggregate value of: (1) the silver, and the silver content of all Minerals, contained in the Mining Properties; and (2) all Produced Silver (including Produced Silver in transit to an Offtaker or being stockpiled or held in inventory) and proceeds (as such term is defined in the Personal Property Security Act (British Columbia)) in respect of any Produced Silver in respect of which an obligation to sell to SWC Payable Silver resulting from such Produced Silver has not yet arisen in accordance with the terms of this Agreement (including all accounts receivable from any Offtaker in respect of such Produced Silver and all Silver Payments received by any Primero Entity or any of their Affiliates for which an obligation to sell to SWC under this Agreement has not yet arisen); and (3) the value of any Refined Silver which STB was obligated to sell, but did not sell, to SWC pursuant to this Agreement (other than pursuant to Section 3(b)), and any interest thereon calculated in accordance with Section 17(b);

(ii)
grant the charges and security interests at any time held by or for the benefit of the Project Lenders in, to and upon any Collateral, other than the Collateral described in sub paragraph (i) above, priority over the Silver Wheaton Security;

(iii)	establish the process by which any realization by SWC or the Project Lenders may occur;

(iv)	establish the process, parameters and assumptions upon which the value of the Collateral described in sub paragraph (i) above will be determined; and

(v)	include other reasonable terms and provisions, including terms relating to notices, mutual cure rights and other remedies.

(h)
Primero and STB shall not, and shall cause each of the Primero Entities to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any Security Agreement.

(i)
STB and Primero may, from time to time but not more than once during each year of the Term, request the partial release and discharge of the Silver Wheaton Security, other than the Silver Wheaton Security over the Mining Properties, and SWC will meet with STB and Primero to, in good faith and at all times acting reasonably, review and consider such request and in doing so will consider, among other things, the consolidated assets (both current and long term) and consolidated liabilities (both current and long term) of

Primero and its Subsidiaries, determined in accordance with GAAP, the financial status of Primero, the value of this Agreement and the value of the Silver Wheaton Security.  In the event the Parties agree on any such discharge and release, SWC shall execute such specific releases and discharges, in a form satisfactory to SWC, as are necessary or desirable and authorize STB and Primero and its counsel to register such releases and discharges, at the sole cost and expense of Primero and STB.

(j)	[Redacted – Interim Agreement Regarding Registration of Title and Security]

(k)
SWC acknowledges that legal and registered title to the issued and outstanding share capital of STB will not be transferred by Goldcorp Silver (Barbados) Ltd. to Primero on the Reference Date, but will be transferred upon the completion of the registration process required under the laws of Barbados.  Primero shall use reasonable commercial efforts to obtain registered and legal title to the issued and outstanding share capital of STB from Goldcorp Silver (Barbados) Ltd. as soon as possible after the Reference Date, and upon obtaining registered and legal title, shall deliver to SWC the share certificates of STB representing all of the issued and outstanding share capital of STB duly endorsed for transfer or such share certificates accompanied by a stock transfer power of attorney in favour of STB and shall comply with the requirements under Section 6(c).

(l)
SWC acknowledges that, as of the Reference Date, all of the issued and outstanding share capital of Primero Mining Luxembourg S.a.r.l. will be registered in the name of Primero and will only be transferred by Primero to STB upon completion of the transfer of legal and registered title of the issued and outstanding share capital of STB from Goldcorp Silver (Barbados) Ltd. to Primero.  Upon completion of the transfer of legal and registered title of the issued and outstanding share capital of STB from Goldcorp Silver (Barbados) Ltd. to Primero, Primero shall, as soon as reasonably practicable, promptly and forthwith transfer the issued and outstanding share capital of Primero Mining Luxembourg S.a.r.l. to STB, and STB shall promptly and forthwith execute and deliver to SWC an STB Security Agreement, in form and substance satisfactory to SWC, acting reasonably, pursuant to which STB shall grant to SWC a first ranking charge and security interest, subject only to Permitted Encumbrances, in to and over the issued and outstanding share capital of Primero Mining Luxembourg S.a.r.l., and STB shall comply with the requirements under Section 6(c) with respect to the Silver Wheaton Security created by such STB Security Agreement.

7.    Delivery and Payment

(a)
Within five Business Days of receipt of each Silver Payment, STB shall sell and deliver to SWC Refined Silver in an amount equal to the Payable Silver, calculated in accordance with Section 3(a), contained in the delivery of Minerals to which each such Silver Payment relates.

(b)
STB shall sell and deliver to SWC all Refined Silver to be sold and delivered under this Agreement by way of credit to the account of SWC to such metal account as SWC shall direct in writing (the “SWC Account”).  Delivery shall be deemed to have occurred at the time Refined Silver is credited to the SWC Account (the “Time of Delivery”).

(c)	Title to and risk of loss of each credit of Refined Silver shall pass from STB to SWC at the Time of Delivery.

(d)	STB represents, warrants and covenants that, at each Time of Delivery:

(i)	it will be the legal and beneficial owner of the Refined Silver delivered and credited to the designated metal account of SWC;

(ii)	it will have good, valid and marketable title to such Refined Silver; and

(iii)	such Refined Silver, will be free and clear of all Encumbrances.

(e)	All costs and expenses pertaining to the credit of Refined Silver to the SWC Account shall be borne by STB.

(f)	Concurrently with each credit of Refined Silver to the SWC Account, STB shall deliver an invoice to SWC setting out:

(i)	the number of ounces of Refined Silver credited to the account of SWC; and

(ii)	the purchase price for such Refined Silver, as calculated in accordance with Section 7(g).

(g)
SWC shall pay to STB a purchase price for each ounce of Refined Silver sold and delivered by STB to SWC under this Agreement equal to the lesser of the Fixed Price and the Market Price, payable in cash.

(h)	Payment by SWC for each credit of Refined Silver shall be made promptly and in any event not later than five Business Days after:

(i)	credit of Refined Silver in the designated metal account of SWC; and

(ii)	receipt of the invoice referenced in Section 7(f).

(i)	Any Offtaker Charges shall at all times be for the account of STB.

8. Insurance

(a)
Primero shall, or shall cause Newco, to maintain with reputable insurance companies insurance with respect to the Mining Properties and the operations conducted on and in respect of the Mining Properties against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations.

(b)
Primero shall ensure that each shipment of Produced Silver is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such Produced Silver is transferred to the Offtaker.

(c)	STB shall, upon request of SWC, furnish to SWC at reasonable intervals a certificate setting forth the nature and extent of all insurance maintained by or on behalf of Primero or its Affiliates in accordance with this Section 8 and confirming its adequacy and sufficiency. STB shall, upon the request of SWC, provide SWC with copies of all insurance policies as in effect from time to time.

(d)
All of the insurance policies relating to the Mining Properties and the operations conducted thereon (and all policies of reinsurance issued in connection therewith) shall specify SWC as an additional insured under all policies of property and marine insurance and as a loss payee under all policies of property and marine insurance, and contain such endorsements in favour of SWC as it shall reasonably require (including that the policy shall not be invalidated as against SWC by reason of any action or failure to act of any Primero Entity or any other person or any other person).

(e)
Primero shall not at any time do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

(f)
Where any Primero Entity or any of its Affiliates receives payment under any insurance policy in respect of any Produced Silver, STB shall pay to SWC (without duplication to the extent Refined Silver in respect thereof has been previously sold and delivered to SWC by STB) that portion of the insurance proceeds attributable to the Produced Silver for which such proceeds was received that would have been become Payable Silver, calculated in accordance with Section 3(a), had such Produced Silver been delivered to an Offtaker.

9.    Term and Termination

(a)	The term of this Agreement shall commence on the October 15, 2004 and, subject to Sections 9(b) and 9(c), shall continue until October 15, 2029 (the “Initial Term”).

(b)
SWC may terminate this Agreement at the end of the Initial Term by providing the other Parties, prior to the expiry of the Initial Term, with written notice of its intention to terminate (a “Termination Notice”).  If SWC has not provided a Termination Notice prior to the expiry of the Initial Term, then this Agreement shall continue in force for successive ten year periods (each, an “Additional Term”) unless and until an Additional Term is terminated in accordance with Section 9(c).

(c)
SWC may terminate an Additional Term by providing the other Parties, prior to the end of such Additional Term, with written notice of its intention to terminate the Additional Term, which will be effective as of the end of the then current Additional Term.

10.    Mineral Offtake Agreements

(a)	[Redacted – Restrictions on Terms of Mineral Offtake Agreements]

(b)	Primero shall cause Newco or its Affiliate, as applicable, promptly provide SWC with a final signed copy of any Mineral Offtake Agreement once executed.

(c)
Primero and STB shall take commercially reasonable steps to enforce, and shall cause Newco or any of its Affiliates who is a party to a Mineral Offtake Agreement to enforce, its rights and remedies under each such Mineral Offtake Agreement with respect to any breaches of the terms or conditions thereof relating to Produced Silver. Primero and STB shall notify SWC in writing when any proceeding related to a dispute arising out of or in connection with any such Mineral Offtake Agreement is commenced and shall provide SWC with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(d)
Primero and STB shall ensure that the final sale or delivery of Produced Silver shall only be made to an Offtaker.  For greater certainty, nothing in this Section 10(d) shall prohibit internal transfers of Produced Silver among Affiliates of Primero, provided that such Produced Silver is eventually sold to an Offtaker.

11.    Books; Records; Inspections

(a)
Primero and STB shall cause Newco to keep true, complete and accurate books and records of all of its operations and activities with respect to the Mining Properties, including the mining and production of Minerals therefrom and the mining, treatment, processing, milling, concentrating and transportation of Minerals.  Primero and STB shall cause Newco to provide to STB such books, records and other information as may be required for STB to comply with its obligations set out in Sections 5(a), (b) and (c).  Subject to the confidentiality provisions of this Agreement, Primero and STB shall cause Newco to provide copies to SWC, and permit SWC and its authorized representatives to perform audits or other reviews and examinations from time to time, of Newco’s books, records and other information relevant to the production, delivery and determination of Payable Silver (including all Mineral Offtake Agreements) and to otherwise confirm compliance with the terms of this Agreement.  SWC shall diligently complete any audit or other examination permitted hereunder.  The expenses of any audit or other examination permitted hereunder shall be paid by SWC, unless the results of such audit or other examination permitted hereunder discloses a discrepancy in the amount of Payable Silver of more than 5% between the books, records and other information reviewed by SWC and the quantity of Payable Silver contained in any Monthly Report, in which event the costs of such audit or other examination shall be paid by Primero and STB.

(b)
Primero and STB shall cause Newco to prepare technical reports on the Mining Properties in compliance with NI 43-101 as and when required by laws applicable to Primero, STB or any of their Affiliates.  Primero and STB shall provide, or cause to be provided by Newco or any of its Affiliates, to SWC an advanced draft copy of any technical report on the Mining Properties prepared in compliance with NI 43-101 or any material change report pertaining to the Mining Properties or that may reasonably affect the production of Produced Silver from the Mining Properties, before any such technical report or material change report is filed on SEDAR or any other public filing system, and in any event not less than five Business Days before it is so filed.  At the written request of SWC, Primero and STB shall provide to SWC or make commercially reasonable efforts to assist SWC to obtain:

(i)
qualified persons consents, qualified persons certificates or other technical data, records or information pertaining to the Mining Properties in the possession or control of the Newco or any of its Affiliates;

(ii)	copies of any technical reports and cause the authors of such technical reports to have such technical report addressed to SLW and SWC; and

(iii)	such other scientific and technical information as SWC certifies as being necessary to permit SWC to:

(1)	prepare a technical report on the Mining Properties in accordance with NI 43-101, and

(2)	comply with SLW’s and SWC’s disclosure obligations under applicable Canadian and U.S. securities laws.

12.    Conduct of Operations

(a)
Primero and STB shall cause Newco to carry out and perform all mining operations and activities pertaining to or in respect of the Mining Properties in a commercially prudent manner and in accordance with all applicable laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practices prevailing in the mining industry.  In addition, Primero and STB shall cause Newco to ensure that all cut-off grade, mill/SXEW crossover grade, short term mine planning, long term mine planning, processing decisions and production decisions concerning the Mining Properties shall include silver prices typical of normal industry practice and be made by Newco on the basis that it is receiving all of the silver production at the Mining Properties.

(b)
Subject at all times to the workplace rules and supervision of Newco, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Mining Properties, Primero and STB hereby grants, and agrees that each of them shall cause Newco to grant, to SWC and its representatives, at reasonable times and upon reasonable notice and at SWC’s sole risk and expense, the right to access the Mining Properties, the Mineral Processing Facility and any other facility owned or operated by Newco or any of its Affiliates where Minerals are milled or processed, and Primero and Newco’s personnel, in each case to monitor Newco’s silver mining and processing operations on the Mining Properties and to prepare technical reports in accordance with NI 43-101.

(c)
Each of Primero and STB shall, from the Reference Date and during the remainder of the Term, do and cause to be done all things necessary to (1) maintain each of their respective and Newco’s corporate existence and, (2) in the case of STB, remain a Barbados resident corporation, and in the case of Newco, remain a Mexican resident corporation and not become a resident in Canada for tax purposes pursuant to the Income Tax Act (Canada).  To the extent that STB is obligated to withhold, deduct, charge or levy any taxes, duties, assessments or governmental charges of whatever nature in respect of any deliveries of Refined Gold made hereunder after the Reference Date as a result of any breach of this Section 12(c), then STB shall pay or deliver to SWC, in addition to such deliveries, such additional deliveries or payments as are necessary to ensure that the net amount received by SWC (free and clear and net of any such taxes, duties, assessments or governmental charges, including any of the foregoing required to be deducted, withheld, charged or levied on any such additional amounts) equal to the full amount SWC would have received had no such deductions, withholding, charge or levy been required.

(d)
Subject to Sections 6(g) and 16(c), the Permitted Encumbrances and the Encumbrances granted to SWC and Goldcorp, Primero and STB shall cause Newco to be the only owner (or lessee with respect to leased assets) of all of the assets, property and undertaking used or acquired for use in connection with the San Dimas Mine (other than the employees employed at the San Dimas Mine), including the Mining Properties, the San Dimas Mining Lots and the Mineral Processing Facility, and shall ensure that no other person (other than a lessor with respect to leased assets) holds or acquires any ownership right, title or interest in or to such assets, property and undertaking.

(e)
Primero and STB shall ensure that Newco does not abandon any of the Mining Properties or allow or permit any of the Mining Properties to lapse or cease conducting mining operations or activities on the Mining Properties, unless Primero and STB provide evidence satisfactory to SWC, acting reasonably, that it is not economical to mine Minerals from the Mining Properties that they propose to abandon or let lapse.

(f)	Primero and STB shall cause Minerals to not be stockpiled for more than 10 days before the end of each Contract Year.

13.    Right of First Refusal

(a)
If, at any time and from time to time during the Term, Primero, STB, Newco or any of their respective Affiliates (the “Vendor”) receives a definitive offer from a third party (other than an Affiliate of the Vendor which enters into an agreement in favour of SWC, in form and substance satisfactory to SWC, acting reasonably, whereby such Affiliate agrees to assume, perform and be bound by the obligations of the Vendor set out in this Section 13) that would be binding upon acceptance by the Vendor to purchase a Primero ROFR Interest (a “Third Party Offer”), and the Vendor is willing to accept that Third Party Offer, then Primero shall cause the Vendor, by notice in writing delivered to SWC, to offer to sell all, but not less than all, of the Primero ROFR Interest so sought to be purchased by the third party under the Third Party Offer to SWC at the same price and otherwise upon the same terms and conditions as are contained in the Third Party Offer, together with best available information that the Vendor and any of its Affiliates has with respect to the Primero ROFR Interest (including any information provided to the third party bidder) (the “ROFR Offer”); provided that, if the Third Party Offer includes non-cash consideration that is personal to the third party (including shares of the third party), then SWC shall be entitled to substitute such non-cash consideration with non-cash consideration that is personal to SWC with the same or greater value, liquidity and marketability as the third party’s non-cash consideration; and further provided that, if the

Third Party Offer includes the purchase of any asset other than a Primero ROFR Interest from Vendor, then the ROFR Offer shall similarly include such other assets.

(b)
SWC may, within 30 days from the date of delivery of the ROFR Offer, accept the ROFR Offer by notice in writing delivered to the Vendor, in which event it shall then become a binding agreement of purchase and sale between SWC and the Vendor at the price and upon the terms and conditions contained in the ROFR Offer; provided that, if so elected by SWC in its acceptance notice, SWC may require that the terms and conditions contained in the ROFR Offer be amended to require that metal sales and deliveries be sold and delivered to SWC by STB (rather than the Vendor) pursuant to a transaction structure substantially similar to the transaction structure contemplated by this Agreement.

(c)
If SWC does not accept the ROFR Offer, then the Vendor shall be free to sell all (but not less than all) of such Primero ROFR Interest to the applicable third party pursuant to the Third Party Offer.  If the Vendor and the third party have not entered into a binding, written agreement pertaining to all (but not less than all) of such Primero ROFR Interest (the “Third Party Agreement”) within 90 days of the expiry of the 30-day period set forth in Section 13(b), then Primero and the Vendor shall again be required comply with the terms of this Section 13 with respect to that Third Party Offer before selling the Primero ROFR Interest that is the subject to the Third Party Offer to a third party.  Primero shall provide SWC with a copy of the Third Party Agreement promptly once it is executed and delivered, and shall execute and deliver to SWC at the completion of the transactions contemplated by the Third Party Agreement a certificate of a senior officer Primero certifying that the sale of the Primero ROFR Interest to the Third Party was completed pursuant to the terms of the Third Party Offer.

(d)	For the avoidance of doubt:

(i)
this Section 13 is intended to apply, mutatis mutandis, to any offer made by a Vendor to any third party to sell a Primero ROFR Interest, with such changes as are necessary to make this Section 13 applicable; and

(ii)
a Vendor shall be entitled at any time to negotiate with any third party the terms upon which such third party may purchase a Primero ROFR Interest, provided that before such terms are accepted, the Vendor complies with this Section 13.

14.    Restriction on Indebtedness

Without the prior written consent of SWC, such consent not to be unreasonably withheld or delayed, Primero and its Subsidiaries shall not incur Financial Indebtedness (other than indebtedness in respect of the VAT Financing and the Convertible Note) of more than $50,000,000 in aggregate on a consolidated basis, whether directly or indirectly, and including Financial Indebtedness incurred as a result of: (i) a consolidation, amalgamation with, or merger with or into, any other person; (ii) a reorganization, reincorporation or reconstitution into or as another entity; (iii) the acquisition of any person, assets, property or undertaking; or (iv) a Change of Control of Primero; provided, that, such consent will not be required from and after the third anniversary of the Reference Date if the following conditions are satisfied in full as of the date of the incurrence of such proposed Financial Indebtedness (the “Proposed Indebtedness”):

(a)	the Goldcorp Debt has been paid in full, or provision for such payment has been made on terms satisfactory to SWC;

(b)	Consolidated Indebtedness does not exceed 33% of Total Capitalization;

(c)	the Debt Service Coverage Ratio for the last completed fiscal quarter of Primero shall be greater than or equal to 1.5:1.0;

(d)	the Leverage Ratio for the last completed fiscal quarter of Primero shall be less than or equal to 3:1; and

(e)
Primero shall have delivered to SWC a certificate of a senior officer of Primero certifying that Sections 14(a) through (d) inclusive have been satisfied, and providing in reasonable detail the calculation of Consolidated Indebtedness and Total Capitalization, the Debt Service Ratio and the Leverage Ratio.

15.    Confidentiality

(a)
Subject to Section 15(b), no Party shall, without the express written consent of the other Parties (which consent shall not be unreasonably withheld), disclose any non-public information in respect of the terms of this Agreement or otherwise received under or in conjunction with this Agreement, other than to its employees, agents and/or consultants for purposes related to the administration of this Agreement, and no Party shall issue any press releases concerning the terms of this Agreement without the consent of the other Parties after such Parties having first reviewed the terms of such press release.  Each Party agrees to reveal such information only to its employees, agents and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Section 15.

(b)	Notwithstanding the foregoing,

(i)
each Party may disclose information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party, provided that such Party shall disclose only such information as, in the opinion of its counsel, is required to be disclosed and provided further that where possible (time permitting after reasonable efforts on the part of such disclosing Party) the other Parties shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by the other Parties; and

(ii)
each Party shall be permitted to disclose information obtained under this Agreement to Goldcorp as reasonably requested by Goldcorp so that Goldcorp can determine STB’s compliance with its obligations under Sections 3(a), and

7(a) – 7(f)inclusive of this Agreement in relation to the period up to and including October 15, 2031.

16.    Assignment

(a)	During the Term, STB shall not sell, transfer, assign or convey any of its obligations under this Agreement to a third party, unless the following conditions are satisfied:

(i)	STB provides SWC with at least 30 days’ prior written notice of its intent to sell, transfer, assign or convey its obligations under this Agreement;

(ii)
if requested by SWC in writing, any purchaser or transferee shall have demonstrated the financial and operational capability to observe and perform the covenants, agreements and obligations of STB under this Agreement, including the obligation to sell and deliver Refined Silver in accordance with the terms hereof;

(iii)	any purchaser or transferee agrees in writing in favour of SWC to be bound by the terms of this Agreement including, without limitation, this Section 16;

(iv)
STB concurrently sells, transfers, assigns and conveys all of its rights and obligations under the Newco SPA to the same purchaser or transferee to which its obligations under this Agreement is transferred and assigned; and

(v)	SWC agrees in advance that neither it nor its Affiliates will suffer any adverse tax consequences as a result of or attributable to such sale, transfer, assignment or conveyance.

In the event that SWC disputes in good faith and acting reasonably that a purchaser or transferee has the financial and operational capability to observe and perform the covenants, agreements and obligations of STB under this Agreement, then STB shall not complete any sale, transfer, assignment or conveyance of its obligations unless and until such dispute has been finally settled or resolved in accordance with Section 17(c).

(b)
STB shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity, or continue to any other jurisdiction other than Barbados unless, (i) at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, transfer or continuance, the resulting, surviving or transferee entity assumes in favour of SWC all the obligations of STB under this Agreement, and (ii) SWC has provided its prior written consent to such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, transfer or continuance, such consent not to be unreasonably withheld or delayed.

(c)
During the term of this Agreement, Primero shall not, directly or indirectly, (i) sell, transfer, assign or convey all or any part of the Mining Properties; or (ii)  enter into any agreement, arrangement or transaction with any person which would cause, or otherwise allow or permit to exist, a Change in Control of Newco or STB; in each case without the prior written consent of SWC, which consent shall not be unreasonably withheld.

(d)	SWC may transfer or assign this Agreement or any of its rights or obligations hereunder without the consent of STB.

(e)
SWC shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer, the resulting, surviving or transferee entity assumes in favour of STB all the obligations of SWC under this Agreement.

17.    Additional Payment Terms; Dispute Resolution

(a)
All payments of funds due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

(b)
Any payment or silver delivery not made by a Party on or by any applicable payment or delivery date referred to in this Agreement shall incur interest from the due date until such payment or delivery is paid or made in full at a per annum rate equal to Prime plus 6% per annum, calculated and compounded monthly in arrears.  Any dollar amount or Refined Silver owing by a Party to any other Party under this Agreement may be set off against any dollar amount or Refined Silver owed to such Party by the other Party.  Any amount of Refined Silver not delivered by a Party when due, or set off and withheld against any non-payment by a Party, shall be valued at the Market Price as of the first trading day that such amount of Refined Silver became deliverable.

(c)
Any matter in this Agreement in dispute between the Parties which has not been resolved by the Parties within 15 days after the delivery of notice by either Party to the other Party of such dispute shall be referred to and settled by binding arbitration under the Arbitration Rules, except to the extent modified by the rules for arbitration set out in Schedule “C”.  Such referral to arbitration shall be to one arbitrator appointed in accordance with the Arbitration Rules and qualified by training and experience to decide such matter in dispute.

18.    Representations, Warranties and Indemnities

(a)	Each Party to this Agreement, acknowledging that the other Parties are entering into this Agreement in reliance thereon, hereby represents and warrants to the other Parties as follows:

(i)	It is a corporation duly and validly existing under the laws of its governing jurisdiction and is up to date in respect of all filings required by law;

(ii)
All requisite corporate acts and proceedings have been done and taken by such Party, including obtaining all requisite board of directors’ approval with respect to entering into this Agreement or completing the transactions contemplated herein.

No approval of the shareholders of any Party is required with respect to such Party entering into this Agreement or completing the transactions contemplated herein;

(iii)	It has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(iv)
This Agreement has been duly and validly executed and delivered by such Party and constitutes a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms; and

(v)
It has not made an assignment for the benefit of creditors or is the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of its properties or business and its corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(b)	STB, acknowledging that SWC is entering into this Agreement in reliance thereon, hereby represents and warrants to SWC as follows:

(i)
Other than pursuant to this Agreement, STB has not granted any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Produced Silver, which for greater certainty does not include any Permitted Encumbrances or Encumbrances in favour of Goldcorp or the Project Lenders;

(ii)	STB has all necessary corporate power to own and sell the Refined Silver;

(iii)
Other than approvals that have already been received, no approvals are required by STB in connection with the execution and delivery or with the performance by it of this Agreement or to effectively complete the transactions contemplated by this Agreement; and

(iv)	Newco is a wholly-owned Affiliate of Primero that, upon completion of the transactions contemplated under the San Dimas APAs, will be the owner of the Mining Properties and the Minerals.

(c)
Primero, acknowledging that SWC is entering into this Agreement in reliance thereon, hereby represents and warrants that, as of the Reference Date, Primero is the sole beneficial owner of all of the issued and outstanding share capital of STB and will become the registered and legal owner of such share capital once the transfer of such share capital from Goldcorp Silver (Barbados) Ltd. to Primero is registered and completed in accordance with the laws of Barbados.

19.    Primero Guarantee and Indemnity

(a)
Primero hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, representations, warranties, covenants, conditions and provisions to be observed or performed by any Primero Entity pursuant to this Agreement or any Security Agreement (the “MNE Obligations”) and shall perform the MNE Obligations upon the default or non-performance thereof by any Primero Entity.  The foregoing agreement of Primero is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

(b)
Primero and STB shall jointly and severally indemnify and save SWC and its directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by SWC or its Affiliates that arise out of or relate to any failure of any Primero Entity to timely and fully perform or cause to be performed any of the MNE Obligations.

(c)
Primero shall not transfer or assign all or any part of its obligations set forth in this Section 19 without the prior written consent of SWC.  For avoidance of doubt, the guarantee and indemnity obligations of Primero in favour of SWC and its directors, officers, employees and agents under this Section 19 shall continue and remain in full force and effect notwithstanding any sale, transfer, assignment or conveyance made in accordance in Section 16(a) or 16(c) or any consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer made in accordance with Section 16(b).

(d)
Primero shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes in favour of SWC all the obligations of Primero under this Agreement.

(e)
The provisions of this Section 19 shall survive any expiry or termination of this Agreement with respect to all of the MNE Obligations to be observed or performed by STB pursuant to this Agreement up to and including the date of expiry or termination.

(f)
The obligations of Primero under this Section 19 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Primero hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the MNE Obligations;

(ii)
any modification or amendment of or supplement to the MNE Obligations, including any increase or decrease in the amounts payable thereunder or any amendment to this Agreement or any Security Agreement, whether or not Primero’s consent was obtained;

(iii)	any release, non-perfection or invalidity of any direct or indirect security for any MNE Obligations, including the security granted under the Security Agreements;

(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting STB, Newco or any other person or their property;

(v)	the existence of any claim, set-off or other rights which Primero may have at any time against STB, Newco, SWC, SLW or any other person;

(vi)
any invalidity, illegality or unenforceability relating to or against STB or Newco, or any provision of applicable law or regulation purporting to prohibit the payment or performance by STB or Newco of any amount or obligation in respect of the MNE Obligations;

(vii)	any limitation, postponement, prohibition, subordination or other restriction on the rights of SWC to payment or performance of the MNE Obligations;

(viii)	any release, substitution or addition of any co-signer, endorser or other guarantor of all or any part of the MNE Obligations, including Newco;

(ix)
any defence arising by reason of any failure of SWC to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any MNE Obligations or the existence, creation or incurring of new or additional MNE Obligations;

(x)
any defence arising by reason of any failure of SWC to proceed against STB, Newco or any other person, to proceed against, apply or exhaust any security held from Primero, STB, Newco or any other Primero Affiliate or any other person for the MNE Obligations, or to pursue any other remedy in the power of SWC whatsoever;

(xi)
any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xii)
any defence arising by reason of any incapacity, lack of authority, or other defence of STB, Newco or any other person, or by reason of any limitation, postponement, prohibition on SWC’s right to payment or performance of any MNE Obligations, or by reason of the cessation from any cause whatsoever of the liability of STB, Newco or any other person in respect of any MNE Obligations, or by reason of any act or omission of SWC or others which directly or indirectly results in the discharge or release of STB, Newco or any other person or all or any part of the MNE Obligations or any security or guarantee therefor, including the Security Agreements, whether by contract, operation of law or otherwise;

(xiii)
any defence arising by reason of any failure by SWC to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of STB, Newco or any other person, or by reason of any interest of SWC in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by SWC of any right to recourse or collateral;

(xiv)	any defence arising by reason of the failure of SWC to marshal any property;

(xv)
any defence based upon any failure of SWC to give to Primero, STB or Newco notice of any sale or other disposition of any property securing any MNE Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of SWC to comply with any applicable law in enforcing any security interest in or lien upon any such property, including any failure by SWC to dispose of any such property in a commercially reasonable manner;

(xvi)	any dealing whatsoever with STB, Newco or any other person or any security, whether negligently or not, or any failure to do so;

(xvii)
any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against STB, Newco or any other person, including any discharge of, or bar against collecting, any MNE Obligations, in or as a result of any such proceeding; or

(xviii)
any other act or omission to act or delay of any kind by STB, Newco, SWC or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (f), constitute a legal or equitable discharge, limitation or reduction of the obligations of Primero hereunder (other than the payment or performance in full of all of the MNE Obligations).  The foregoing provisions of this paragraph (f) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by SWC is to destroy or diminish any subrogation rights of Primero or any rights of Primero to proceed against STB for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Primero.

(g)
SWC shall not be bound to exhaust its recourse against STB, Newco or any other persons or to realize on any securities it may hold in respect of the MNE Obligations before being entitled to payment or performance from Primero under this Section 19 and Primero hereby renounces all benefits of discussion and division.

20.    SLW Guarantee and Indemnity

(a)	SLW hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, representations, warranties,

covenants, conditions and provisions to be observed or performed by SWC pursuant to this Agreement  (the “SWC Obligations”) and shall perform the SWC Obligations upon the default or non-performance thereof by SWC.  The foregoing agreement of SLW is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

(b)
SLW and SWC shall jointly and severally indemnify and save STB and its directors, officers, employees and agents harmless from and against any and all Losses suffered or incurred by STB or its Affiliates that arise out of or relate to any failure of SWC to timely and fully perform or cause to be performed any of the SWC Obligations.

(c)	SLW shall not transfer or assign all or any part of its obligations set forth in this Section 20 without the prior written consent of STB.

(d)
SLW shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer the resulting, surviving or transferee entity assumes in favour of STB all the obligations of SLW under this Agreement.

(e)
The provisions of this Section 20 shall survive any expiry or termination of this Agreement with respect to all of the SWC Obligations to be observed or performed by SWC pursuant to this Agreement up to and including the date of expiry or termination.

(f)
The obligations of SLW under this Section 20 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and SLW hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)	any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the SWC Obligations;

(ii)
any modification or amendment of or supplement to the SWC Obligations, including any increase or decrease in the amounts payable thereunder or any amendment to this Agreement or any Security Agreement, whether or not Primero’s consent was obtained;

(iii)	any release, non-perfection or invalidity of any direct or indirect security for any SWC Obligations;

(iv)	any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceeding affecting SWC or any other person or their property;

(v)	the existence of any claim, set-off or other rights which SLW may have at any time against SWC, Primero or STB or any other person;

(vi)
any invalidity, illegality or unenforceability relating to or against SWC or any provision of applicable law or regulation purporting to prohibit the payment or performance by SWC of any amount or obligation in respect of the SWC Obligations;

(vii)	any limitation, postponement, prohibition, subordination or other restriction on the rights of STB to payment or performance of the SWC Obligations;

(viii)	any release, substitution or addition of any co-signer, endorser or other guarantor of the SWC Obligations;

(ix)
any defence arising by reason of any failure of STB to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any SWC Obligations or the existence, creation or incurring of new or additional SWC Obligations;

(x)
any defence arising by reason of any failure of STB to proceed against SWC or any other person, to proceed against, apply or exhaust any security held for the SWC Obligations, or to pursue any other remedy in the power of STB whatsoever;

(xi)
any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xii)
any defence arising by reason of any incapacity, lack of authority, or other defence of SWC or any other person, or by reason of any limitation, postponement, prohibition on STB’s right to payment or performance of any SWC Obligations, or by reason of the cessation from any cause whatsoever of the liability of SWC or any other person in respect of any SWC Obligations, or by reason of any act or omission of STB or others which directly or indirectly results in the discharge or release of SWC or any other person or all or any part of the SWC Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiii)
any defence arising by reason of any failure by STB to obtain, perfect or maintain a perfected or prior (or any) security interest in or lien or encumbrance upon any property of SWC or any other person, or by reason of any interest of STB in any property, whether as owner thereof or the holder of a security interest therein or lien or encumbrance thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment by STB of any right to recourse or collateral;

(xiv)	any defence arising by reason of the failure of STB to marshal any property;

(xv)
any defence based upon any failure of STB to give to SWC or SLW notice of any sale or other disposition of any property securing any SWC Obligations or any guarantee thereof, or any defect in any notice that may be given in connection with any sale or other disposition of any such property, or any failure of STB to comply with any applicable law in enforcing any security interest in or lien upon any such property, including any failure by STB to dispose of any such property in a commercially reasonable manner;

(xvi)	any dealing whatsoever with SWC or any other person or any security, whether negligently or not, or any failure to do so;

(xvii)
any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against SWC or any other person, including any discharge of, or bar against collecting, any SWC Obligations, in or as a result of any such proceeding; or

(xviii)
any other act or omission to act or delay of any kind by SWC, STB or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this paragraph (f), constitute a legal or equitable discharge, limitation or reduction of the obligations of SLW hereunder (other than the payment or performance in full of all of the SWC Obligations).  The foregoing provisions of this paragraph (f) apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by STB is to destroy or diminish any subrogation rights of SLW or any rights of SLW to proceed against SWC for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of SLW.

(g)
STB shall not be bound to exhaust its recourse against SWC or any other persons or to realize on any securities it may hold in respect of the SWC Obligations before being entitled to payment or performance from SLW under this Section 20 and SLW hereby renounces all benefits of discussion and division.

21.    Events of Default

(a)	Each of the following events or circumstances constitutes an event of default by STB (each, an “Event of Default”):

(i)	STB fails to sell and deliver Refined Silver to SWC on the terms and conditions set forth in this Agreement within 10 Business Days of receipt of notice from SWC notifying STB of such default;

(ii)	Primero is in breach or default of any of its covenants or obligations set forth in Section 19;

(iii)
any Primero Entity is in breach or default of any of its covenants or obligations set forth in this Agreement or any Security Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in

Sections 21(a)(i) and 21(a)(ii) above or a breach or default of Section 3(b), which breach or default shall not constitute an Event of Default), and such breach or default is not remedied within the Cure Period;

(iv)
any of the representations or warranties given by any Primero Entity in this Agreement or any Security Agreement is inaccurate in any material respect as of the date given, and such inaccuracy is not remedied within the Cure Period;

(v)
Newco does not observe and perform any covenant or obligation that Primero or STB are required to cause Newco to observe or perform under this Agreement or that otherwise relates to Newco, in any material respect, and such non-observance or non-performance is not remedied within the Cure Period;

(vi)
the Silver Wheaton Security shall not constitute first prior ranking charges and security interests in, to and upon the Collateral, subject only to Permitted Encumbrances and the registration of the Silver Wheaton Security in accordance with Section 6;

(vii)	upon the occurrence of a Lender Event affecting any Primero Entity; and

(viii)	upon the occurrence of an Insolvency Event affecting any Primero Entity.

(b)
If an Event of Default occurs and is continuing, SWC shall have the right, upon written notice to STB, at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)	demand all amounts owing by Primero and STB to SWC pursuant to this Agreement, including pursuant to Section 19(b);

(ii)
terminate this Agreement and demand any and all Losses resulting or arising from the occurrence of such Event of Default and termination, including a net present value calculation of the Refined Silver that would have been delivered by STB to SWC hereunder but for the occurrence of such Event of Default.  The net present value calculation of Refined Silver shall be based on reasonable assumptions and forecasts with respect to the applicable discount rates to use, the applicable metal prices to use, and the reasonably expected Payable Silver that would have been sold and delivered to SWC hereunder but for the occurrence of such Event of Default (based on, among other factors, the Reserves and Resources (as such terms are defined in NI 43-101), inferred resources and potential exploration success, the expected throughput through the Mineral Processing Facility and expected metal recoveries).  Upon demand from SWC, STB shall promptly pay all such Losses to SWC; and

(iii)	enforce the Silver Wheaton Security, subject to the inter-creditor agreements entered into pursuant to Section 6(d).

22.    General Provisions

(a)
Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)
In the event that a new tax law is enacted, or there shall occur any revision in, implementation of, amendment to or interpretation of any tax law, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then Primero and STB on the one hand, and SWC and SLW on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties or their Affiliates are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse impact on STB or its Affiliates on the one hand, and SWC or its Affiliates on the other hand.

(c)	Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship between SWC and STB or Primero.

(d)
This Agreement shall be governed by and construed under the laws of the Province of Ontario and the laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

(e)	Time is of the essence in this Agreement.

(f)
If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion.  It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

(g)
Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to STB and/or Primero, to:

1500 – 885 West Georgia Street
Vancouver, British Columbia, Canada
V6C 3E8

Attention: Chief Executive Officer
Fax:  (604) 639-2148

If to SWC, to:

1st Floor, Cayman Corporate Centre
27 Hospital Road, P.O. Box 1793 GT
Georgetown, Grand Cayman
Cayman Island

Attention:  Director or Secretary
Fax No.:  345-946-7604

with a copy to:

Silver Wheaton Corp.

Park Place
Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:  Vice President, Legal
Fax:  604-684-3123

If to SLW, to:

Park Place
Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:  Vice President, Legal
Fax:  604-684-3123

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next business day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(h)	The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form part hereof.

(i)	This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any Party to enforce each and every provision.  No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(j)
This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier, email or other electronic means shall be effective as delivery of an originally executed counterpart of this Agreement.

(k)
This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

(l)	The Parties have expressly required that this Agreement and all notices relating hereto be drafted in English.

(m)
This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

(n)	This Agreement is an amendment and restatement of, but not a novation of, the 2006 SPA, such amendment and restatement being effective August 6, 2010.

IN WITNESS WHEREOF the Parties have executed, amended and restated this Second Amended and Restated Silver Purchase Agreement as of the dates first above written.

SILVER TRADING (BARBADOS) LIMITED

Per: “S. James Gardiner”
Name: S. James Gardiner
Title: Director

SILVER WHEATON (CAYMANS) LTD.

Per: “Brad Carpenter”
Name: Brad Carpenter
Title: Director

PRIMERO MINING CORP.

Per: “David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

SILVER WHEATON CORP.

Per: “Randy V.J. Smallwood”
Name: Randy V.J. Smallwood
Title: President

This is Schedule “A” to the Silver Purchase Agreement among
Silver Trading (Barbados) Limited, Silver Wheaton (Caymans) Ltd.,
Primero Mining Corp. and Silver Wheaton Corp.
originally dated as of the 15th day of October, 2004, restated as of the
30th day of March, 2006, and amended and restated this 6th day of August, 2010

Mining Properties

No.	LOT	FILE	TITLE	TERM		AREA	MUNICIPALITY	State	Registration
				FROM	TO	Has.			VOL.	PAGE	ACT
1	San Manuel	11140	151174	3/24/1969	3/23/2019	103.8914	San Dimas	Dgo.	184	58	228
2	Chela	025/11851	153116	7/14/1970	7/13/2020	253.7101	San Dimas	Dgo.	188	113	450
3	Resurgimiento	025/9788	165046	8/23/1979	8/22/2029	93.0000	San Dimas	Dgo.	217	82	326
4	Yolanda	025/02863	165489	10/30/1979	10/29/2029	10.0000	San Dimas	Dgo.	217	138	549
5	San Luis I	025/02004	165682	11/28/1979	11/27/2029	391.0764	San Dimas	Dgo.	217	161	642
6	San Luis 2	042/00751	165683	11/28/1979	11/27/2029	474.4932	San Dimas	Dgo.	217	162	643
7	San Luis 3	042/00752	165981	2/4/1980	2/3/2030	307.1817	San Dimas	Dgo.	219	1	1
8	El Reliz	025/14976	166004	2/20/1980	2/19/2030	8.0000	San Dimas	Dgo.	220	2	4
9	Carrizo	025/00108	166615	6/27/1980	6/26/2030	2.0000	San Dimas	Dgo.	220	80	315
10	San Daniel	321.1/2/36	172411	12/15/1983	12/14/2033	322.0000	San Ignacio	Sin	235	39	151
11	Castellana Uno	321.1/2/109	176291	8/26/1985	8/25/2035	107.7325	San Dimas	Dgo.	238	144	571
12	Libia Estela	002/00067	177195	3/4/1986	3/3/2036	150.8840	San Dimas	Dgo.	239	70	275
13	Promontorio	025/02510	177826	4/26/1986	4/25/2036	2.0000	San Dimas	Dgo.	239	147	586
14	San Miguel	002/00233	178938	10/28/1986	10/27/2036	66.0000	San Dimas	Dgo.	242	95	378
15	San Vicente Frac. Suroeste	002/00244	179299	12/8/1986	12/7/2036	300.0000	San Ignacio	Sin	242	141	559
16	Ampl. El Reliz	321.1/2/110	179954	3/23/1987	3/22/2037	96.2687	San Dimas	Dgo.	244	34	134
17	La Castellana	321.1/2-30	180164	3/24/1987	3/23/2037	89.8893	San Dimas	Dgo.	244	57	224
18	Hueco 2	009/00276	180165	3/24/1987	3/23/2037	0.0917	San Dimas	Dgo.	244	57	225
19	Juan Manuel	321.1/9-35	180260	3/24/1987	3/23/2037	16.1399	San Dimas	Dgo.	244	71	280
20	A. Noche Buena en Frapop.	002/00234	180679	7/14/1987	7/13/2037	233.5686	San Dimas	Dgo.	243	126	499
21	San Vicente Frac. Norte	321.1/2-245	180933	8/14/1987	8/13/2037	430.0000	San Ignacio	Sin	244	154	613
22	Noche Buena en Frapopan	002/00248	182516	7/15/1988	7/14/2038	400.0000	San Ignacio	Sin	247	165	656
23	Am. Nvo. Contaestaca F.B.	002/00396	183980	11/25/1988	11/24/2038	405.7190	San Ignacio	Sin	250	156	620
24	Guarisamey III	321.1/2-418	184239	2/15/1989	2/14/2039	115.1343	San Dimas	Dgo.	249	191	759

No.	LOT	FILE	TITLE	TERM		AREA	MUNICIPALITY	State	Registration
				FROM	TO	Has.			VOL.	PAGE	ACT
25	Am. Nvo. Contaestaca F.A.	321.1/2-395	184991	12/13/1989	12/12/2039	318.8020	San Ignacio	Sin	251	94	371
26	El Favorable	321.1/9-428	185109	12/14/1989	12/13/2039	451.9589	San Dimas	Dgo.	251	108	429
27	Hueco 1	321.1/2-97	185138	12/14/1989	12/13/2039	0.3607	San Dimas	Dgo.	252	110	438
28	Nvo. Contaestaca F.W.	321.1/2-323	185479	12/14/1989	12/13/2039	324.0000	San Ignacio	Sin	251	156	619
29	Armida Sur	321.1/2-540	185763	12/14/1989	12/13/2039	5.5441	San Dimas	Dgo.	252	187	743
30	La Fe	321.1/2-625	185842	12/14/1989	12/13/2039	38.9091	San Dimas	Dgo.	256	6	22
31	Juan Manuel Dos	321.1/2-31	185853	12/14/1989	12/13/2039	3.7207	San Dimas	Dgo.	256	9	33
32	Guarisamey Frac. B	321.1/2-588	185891	12/14/1989	12/13/2039	330.4353	San Dimas	Dgo.	256	14	51
33	Guarisamey Frac. A	321.1/2-587	185892	12/14/1989	12/13/2039	377.4990	San Dimas	Dgo.	256	14	52
34	Armida Sur Frac. II	321.1/2-623	186277	3/22/1990	3/21/2040	2.9381	San Dimas	Dgo.	255	65	257
35	Am. Nvo. Contaestaca F.C.	321.1/2-397	186378	3/29/1990	3/28/2040	474.4759	San Ignacio	Sin	256	75	298
36	San Miguel I	321.1/2-645	186901	5/17/1990	5/16/2040	172.0582	San Dimas	Dgo.	255	141	561
37	San Miguel 2	321.1/2-646	186902	5/17/1990	5/16/2040	452.0000	San Dimas	Dgo.	255	141	562
38	Hueco Guarisamey	321.1/2-670	186949	5/17/1990	5/16/2040	6.1651	San Dimas	Dgo.	255	148	589
39	Armida Sur Frac. I	321.1/2-601	189878	12/6/1990	12/5/2040	0.7607	San Dimas	Dgo.	259	135	538
40	Hueco Tayoltita	321.1/2-717	191055	4/29/1991	4/28/2041	27.8795	San Dimas	Dgo.	262	90	355
41	La Soledad	321.1/2-700	191661	12/19/1991	12/18/2041	20.5031	San Dimas	Dgo.	261	166	661
42	Juan Manuel Tres	321.1/2-619	194784	6/15/1992	6/14/2042	334.5201	San Dimas	Dgo.	268	167	664
43	Guarisamey II	321.1/2-514	195198	8/25/1992	8/24/2042	89.4634	San Dimas	Dgo.	269	79	158
44	Armida	321.1/2-325	195215	8/25/1992	8/24/2042	98.2417	San Dimas	Dgo.	269	88	175
45	Nuevo Contraestaca F. Este	321.1/2-324	196309	7/16/1993	7/15/2043	376.0000	San Ignacio	Sin	271	85	169
46	Guarisamey IV Frac. A	2/1.3/1004	196363	7/16/1993	7/15/2043	319.6344	San Dimas	Dgo.	271	112	223
47	Tayoltita Norte	2/1.3/00995	196367	7/16/1993	7/15/2043	2,650.2912	San Dimas	Dgo.	271	114	227
48	Amp. SW Contraestaca	2/1.3/1025	198339	11/19/1993	11/18/2043	662.8185	San Ignacio	Sin.	277	20	39
49	Alicia II	2/1.3/1033	198408	11/26/1993	11/25/2043	204.4142	San Dimas	Dgo.	277	54	108
50	Tayoltita	2/1.3/1039	198571	11/30/1993	11/29/2043	2,319.5200	San Dimas	Dgo.	277	136	271
51	Tayoltita Oeste	2/1.3/1031	201555	10/11/1995	10/10/2045	1,395.0000	San Ignacio	Sin.	286	8	15
52	Guarisamey V Frac. 1	2/1.3/1229	203798	9/30/1996	9/29/2046	333.0000	San Dimas	Dgo.	292	49	98
53	Guarisamey V Frac. NE	2/1.3/1231	203799	9/30/1996	9/29/2046	253.4236	San Dimas	Dgo.	292	50	99

No.	LOT	FILE	TITLE	TERM		AREA	MUNICIPALITY	State	Registration
				FROM	TO	Has.			VOL.	PAGE	ACT
54	Guarisamey Sur	2/1.3/1547	208834	12/15/1998	12/14/2048	3,025.8239	San Dimas	Dgo.	306	47	94
55	Guarisamey Norte	2/1.3/1549	209396	4/9/1999	4/8/2049	489.7110	San Dimas	Dgo.	307	148	296
56	Contraestaca Norte	2/1.3/1441	209592	8/3/1999	8/2/2049	237.0914	San Ignacio	Sin	308	66	132
57	Guarisamey IV Frac. B	2/1.3/1548	209606	8/3/1999	8/2/2049	320.7168	San Dimas	Dgo.	308	73	146
58	San Luis Norte 1	025/25313	215251	2/14/2002	2/13/2052	174.8316	San Dimas	Dgo.	324	16	31
59	San Luis Norte 2	025/25314	215252	2/14/2002	2/13/2052	65.6208	San Dimas	Dgo.	324	16	32
60	San Luis Norte 3	025/25315	215253	2/14/2002	2/13/2052	838.8994	San Dimas	Dgo.	324	17	33
61	Tayoltita Sur	2/2.4/02118	215615	12/12/1996	12/11/2046	783.7122	San Dimas	Dgo.	325	18	35
62	San Miguel 3	2/1/02438	223676	2/2/2005	2/1/2055	3.4720	San Dimas	Dgo.	347	88	176
63	Guarisamey Suroeste	2/1/02479	223782	2/15/2005	2/14/2055	358.5774	San Dimas	Dgo.	347	141	282
64	Frac. Ampl. Noche Buena en Frapopan	025/34253	180679	14/08/1987	13/07/2037	11.0910	San Dimas	Dgo.	47	126	499
TOTAL HECTARES:						22,732.6658

This is Schedule “B” to the Silver Purchase Agreement among
Silver Trading (Barbados) Limited, Silver Wheaton (Caymans) Ltd.,
Primero Mining Corp. and Silver Wheaton Corp.
originally dated as of the 15th day of October, 2004, restated as of the
30th day of March, 2006, and amended and restated this 6th day of August, 2010

San Dimas Mining Lots

1.- Propiedad ubicada en Parroquia 10, Tayoltitla, Durango, con una superficie de 350.20 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 18,177 otorgada por el Lic. Jesús Bermúdez Barba, Notario Público 8 de Durango, Dgo.

2.- Propiedad ubicada en Buena Vista, Barrio Buena Visa, Tayoltita, Durango, con una superficie de 330 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 30,157 otorgada por el Lic. Héctor Vega Franco, Notario Público 13 de Durango, Dgo.

3.- Propiedad ubicada en el Barrio de la Huerta, Tayoltita, Durango, con una superficie de 309.72 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 20,245 otorgada por el Lic. Jesús Bermúdez Barba, Notario Público 8 de Durango, Dgo.

4.- Propiedad ubicada en el Barrio del Cine, Tayoltita, Durango, con una superficie de 500 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 259 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

5.- Propiedad ubicada en el Barrio del Cine, Tayoltita, Durango, con una superficie de 705 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 27 otorgada

1.- Property located at Parroquia 10, Tayoltitla, Durango, with an area of 350.20 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 18,177 granted by Mr. Jesús Bermúdez Barba, Notary Public 8 of Durango, Dgo.

2.- Property located at Buena Vista, Barrio Buena Vista, Tayoltita, Durango, with an area of 330 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 30,157 granted by Mr. Héctor Vega Franco, Notary Public 13 of Durango, Dgo.

3.- Property located at Barrio de la Huerta, Tayoltita, Durango, with an area of 309.72 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 20,245 granted by Mr. Jesús Bermúdez Barba, Notary Public 8 of Durango, Dgo.

4.- Property located at Barrio del Cine, Tayoltita, Durango, with an area of 500 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 259 granted by the Court in First Instance of Tayoltita, Durango.

5.- Property located at Barrio el Cine, Tayoltita, Durango with an area of 705 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 27 granted by the Court in First por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

6.- Propiedad ubicada en Vicente Guerrero 24, Tayoltita, Durango, con una superficie de 522.50 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 303 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

7.- Propiedad ubicada en el Barrio de los Fresnos, Tayoltita, Durango, con una superficie de 1,692 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 417 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

8.- Propiedad “La Tecolota” ubicada en Tayoltita, Durango, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 4338 otorgada por el Lic. Mario Garcíadiego González, Notario Público 184 del Distrito Federal.

9.- Propiedad “Truchas” ubicada en San Dimas, Durango, con una superficie de 622 Has., propiedad “Las Cupias” ubicada en San Dimas, Durango, con una superficie de 173 Has., y una porción de Fracc. A, Fracc. B y Fracc. C. de lote ubicado en San Dimas Durango, todos de Minas de San Luis, S.A. de C.V., según consta en escrituras públicas 59 y 318 otorgadas por el Lic. Carlos G. Velasco Nájar, Notario Público 1 de San Juan del Río, Durango y Notario Público 2 de Santiago Papasquiaro, Durango.

10.- Propiedad ubicada en Comercio s/n, Tayoltita, Durango, con una superficie de 70 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 69 otorgada por el Juzgado Mixto de Primera Instancia de

Instance of Tayoltita, Durango.

6.- Property located at Vicente Guerrero 24, Tayoltita, Durango with an area of 522.50 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 303 granted by the Court in First Instance of Tayoltita, Durango.

7.- Property located at Barrio de los Fresnos, Tayoltita, Durango with an area of 1,692 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 417 granted by the Court in First Instance of Tayoltita, Durango.

8.- “La Tecolota” property located at Tayoltita, Durango, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 4338 granted by Mr. Mario Garcíadiego González, Notary Public 184 of the Federal District.

9.- “Truchas” property located at San Dimas, Durango, with an area of 622 Has., “Las Cupias” property located at San Dimas, Durango, with an area of 173 Has., and a portion of Fracc. A, Fracc. B and Fracc. C of a lot located at San Dimas, Durango, all of them owned by Minas de San Luis, S.A. de C.V., as evidenced in public deeds 59 and 318 granted by Mr. Carlos G. Velasco Nájar, Notary Public 1 of San Juan del Río, Durango, and Notary Public 2 of Santiago Papasquiaro, Durango.

10.- Property located at Comercio s/n, Tayoltita, Durango with an area of 70 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 69 granted by the Court in First Instance of Tayoltita, Durango.

Tayoltita, Durango.

11.- Propiedad ubicada en el Barrio Buena Vista s/n, Tayoltita, Durango, con una superficie de 253 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 90 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

12.- Propiedad ubicada en el Barrio del Hospital, Tayoltita, Durango, con una superficie de 470 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura pública 391 otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango.

13.- Propiedad ubicada en Vicente Guerrero 20, Tayoltita, Durango, con una superficie de 226 metros cuadrados, de Minas de San Luis, S.A. de C.V., según consta en escritura privaia otorgada por el Juzgado Mixto de Primera Instancia de Tayoltita, Durango, que contiene el contrato respectivo de compraventa.

14.- Propiedad ubicada sobre la parte suroeste y noreste del poblado de Tayoltita, San Dimas Dgo. y sobre el Rio Piaxtla, de Maderera Industrial Duranguense, S.A. de C.V.; colindando en su  lado norte con terrenos propiedad de Minas de San Luis, S.A. de C.V.; Al Noreste con terrenos del Ejido las Huertas; al sureste con los Ejidos de Guarizamey y  Guamuchil y Anexos. Superficie 1,750 has., de las cuales 1,482 has. Son las afectadas por el Ejido Guarizamey.

11.- Property located at Barrio Buena Vista s/n, Tayoltita, Durango with an area of 253 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 90 granted by the Court in First Instance of Tayoltita, Durango.

12.- Property located at Barrio del Hospital, Tayoltita, Durango with an area of 470 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in public deed 391 granted by the Court in First Instance of Tayoltita, Durango.

13.- Property located at Vicente Guerrero 20, Tayoltita, Durango with an area of 226 square meters, owned by Minas de San Luis, S.A. de C.V., as evidenced in private deed granted by the Court in First Instance of Tayoltita, Durango, containing the respective purchase sale agreement.

14.- Property located in the sw and ne part of Tayoltita, San Dimas Dgo. And over the Piaxtla River owned by Maderera Industrial Duranguense, S.A. de C.V; bordering to the north with properties of Minas de San Luis, S.A. de C.V.; To the northwest with land owned by Ejido las Huertas; to the southwest with Ejidos Guarizamey and  Guamuchil y Anexos. Total area 1,750 has., of which 1,482 has. Are the affected by the Ejido Guarisamey.

This is Schedule “C” to the Silver Purchase Agreement among
 Silver Trading (Barbados) Limited, Silver Wheaton (Caymans) Ltd.,
Primero Mining Corp. and Silver Wheaton Corp.
originally dated as of the 15th day of October, 2004, restated as of the
30th day of March, 2006, and amended and restated this 6th day of August, 2010

Dispute Resolution Rules

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.

1.	Initiation of Arbitration Proceedings

(a)
If any Party to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator.  Within 20 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party.  If such notice is not given within such 20 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party.  If the Parties do not agree upon a single arbitrator within such 20 day period such arbitrator shall be chosen in accordance with the Arbitration Rules.

(b)
The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute.  The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be a person who is otherwise regularly retained by either of the Parties.

(c)
The Parties agree that if any arbitration proceedings arising under this Agreement involve both STB and Primero they shall be considered a single party for the purposes of any such proceedings and if any arbitration proceedings under this Agreement involve both SWC and SLW they shall be considered a single party for the purposes of any such proceedings.

2.           Submission of Written Statements

(a)
Within 20 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b)
Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies, and shall include any counterclaim that the Respondent has against the Claimant relating to the matter in dispute.

(c)	Within 10 days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply, which shall include a statement of defence to any counterclaim made by the Respondent.

(d)
If the Claimant’s statement of reply includes a statement of defence to any counterclaim made by the Respondent, then within 10 days of receipt of the statement of reply the Respondent may send the Claimant a statement of reply to the statement of defence to the counterclaim.

(e)
All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(f)	After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

3.           Meetings and Hearings

(a)
The arbitration shall take place in Vancouver, British Columbia or in such other place as the Claimant and the Respondent shall agree upon in writing.  The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator.  Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)	All meetings and hearings will be in private unless the Parties otherwise agree.

(c)	Any Party may be represented at any meetings or hearings by legal counsel.

(d)	Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

4.           The Decision

(a)	The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for decision in the decision.

(b)
The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 30 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)           The decision shall determine and award costs.

(d)
Any Party may appeal the decision of the Arbitrator on a question of fact or a question of law or a mixed question of fact and law.  In the event either Party initiates any court proceeding in respect of the decision of the Arbitrator or the matter arbitrated, such Party, if unsuccessful in the court proceeding, shall pay the other Party’s costs on a substantial indemnity basis.

5.           Jurisdiction and Powers of the Arbitrator

(a)
By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)	Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)	determine any question of law arising in the arbitration;

(ii)	determine any question as to the Arbitrator’s jurisdiction;

(iii)	determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)	order any Party to furnish further details of that Party’s case, in fact or in law;

(v)
proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)	receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;

(vii)	make one or more interim awards;

(viii)	hold meetings and hearings, and make a decision (including a final decision) in Vancouver, British Columbia or elsewhere with the concurrence of the Parties thereto;

(ix)
order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(x)	make interim orders to secure all or part of any amount in dispute in the arbitration.

6.           Confidentiality

(a)
The arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration.  Neither Party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such Party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions.  In the event that disclosure of any information related to the arbitration is required to comply with Applicable Law or court order or the disclosing Party’s disclosure obligations under Applicable Law, the disclosing Party shall promptly notify the other Party of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)
The award of the Arbitrator and any reasons for the decision of the Arbitrator shall also be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for either Party to comply with its disclosure obligations under Applicable Law; (iii) to permit the Parties to exercise properly their rights under the Arbitration Rules; and (iv) to the extent that disclosure is required to allow the Parties to consult with their professional advisors.

(c)
Provided that Goldcorp first agrees in writing in favour of the Parties to be bound by the confidentiality provisions of this Agreement, including this section 6 of this Schedule “C”, any Party may give Goldcorp notice that a matter under this Agreement is being arbitrated and may provide Goldcorp with all documents and correspondence associated with such arbitration proceeding and Goldcorp shall be entitled to be a party to the arbitration proceeding upon the unanimous consent of the Parties or upon the determination of the arbitrator.